UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: September 30, 2008

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________ to ________________

Commission file number: 000-51652

ANAVEX LIFE SCIENCES CORP.

(Exact name of registrant as specified in its charter)

Nevada	20-8365999
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

27 Marathonos Ave., 15351 Athens, Greece
(Address of principal executive offices and Zip Code)

Registrant's telephone number, including area code 30 210 603 4026

14 Rue Kleberg, CH-1201 Geneva, Switzerland
(Former name or former address, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act

Title of Each Class	Name of each Exchange on which registered
Nil	N/A

Securities registered pursuant to Section 12(g) of the Act

Common Stock, par value $0.001 per share
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. **Yes [ ] No [X]**

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. **Yes [X] No [ ]**

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Exchange Act from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.

Yes [ ] No [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act

Large accelerated filer [ ]		Accelerated filer [ ]
Non-accelerated filer [ ]	(Do not check if a smaller reporting company)	Smaller reporting company **[X]**

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).

Yes[ ] No [X]

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter.

10,854,920 common shares at a price of $2.77 per share for an aggregate market value of $30,068,128.40 [1]

[1] The aggregate market value of the voting stock held by non-affiliates is computed by reference to the price at which the common equity was last sold as reported by the OTC Bulletin Board on January 8, 2009.

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date: <u>19,982,420 shares of common stock are issued and outstanding as of January 9, 2009.</u>

DOCUMENTS INCORPORATED BY REFERENCE

Not Applicable

TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS

Forward-Looking Statements

This annual report contains forward-looking statements. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may", "should", "expects", "plans", "anticipates", "believes", "estimates", "predicts", "potential" or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks in the section entitled "Risk Factors" that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

Our financial statements are stated in United States Dollars (USD) and are prepared in accordance with United States Generally Accepted Accounting Principles.

In this annual report, unless otherwise specified, all dollar amounts are expressed in United States dollars and all references to "common shares" refer to the common shares in our capital stock.

As used in this annual report, the terms "we", "us", "our", and "Anavex" mean Anavex Life Sciences Corp., unless the context clearly requires otherwise.

Corporate Overview

Our principal business office is located at 27 Marathonos Ave., 15351 Athens, Greece. Our registered office for service in the State of Nevada is located at Business First Formations, Inc., 2470 Wrondel Way Ste 114, Reno NV 89502.

Corporate History

We were incorporated in the State of Nevada on January 24, 2004, originally under the name of Thrifty Printing, Inc. From inception to January 25, 2007, we were in the business of providing on-line photofinishing services through our website.

On January 25, 2007, we completed a merger with our wholly-owned subsidiary, Anavex Life Sciences Corp. As a result, we have changed our name from "Thrifty Printing, Inc." to "Anavex Life Sciences Corp." We changed the name of our company to better reflect the new direction and business of our company.

Our name change was effected with NASDAQ on January 25, 2007 and our common shares became quoted on the OTC Bulletin Board on January 25, 2007 under the new stock symbol of "AVXL".

Our Current Business

With the completion of the patent and patent application acquisition on January 31, 2007, with Dr. Alexandre Vamvakides, we acquired all rights to three patents and one patent application as well as all inventions described in those patents as well as eight compounds that are in the pre-clinical stage and which are derivatives of the patents and patent application.

With this acquisition, we changed our business model to the research and development. We will conduct the research and development on our patents and patent application, and possibly new intellectual property that we will acquire or develop, of novel drug targets for the treatment of cancer and diseases of the central nervous system.

Under the direction of Dr. Alexandre Vamvakides, our Chief Scientific Officer, we have contracted with researchers and laboratories for the conduct of specific research and reports as well as to conduct in-house research in our own facilities. Currently, we have several compounds at various preclinical stages. We intend to begin clinical phase trials on our most advanced compounds in 2009. We also intend to continue to work on other compounds, which are currently at different stages of early development.

The Market

We believe that our compounds may most likely be useful, in medication for the treatment of diseases of the central nervous system and cancer.

Diseases of the Central Nervous System

We expect that the market for treatments for diseases of the central nervous system will grow over the next decade. We believe that this expansion will be driven by the introduction of new technologies and products which will be developed as a result of a clearer understanding of the underlying biochemical mechanisms that cause neurological disorders. This enhanced understanding has led, and will continue to lead to the development of rationally designed drugs specifically targeted to the neuropharmacological mechanisms responsible for central nervous system disorders.

The market for treatments for diseases of the central nervous system is expected to be the fastest growing disease area over the next two decades for two main reasons:

- Improved patient and physician awareness of central nervous system disorders;
- A better understanding of the neuropharmacological mechanisms underlying those disorders.

Central nervous system disorders are a broader group of diseases than either cancer or Cardiovascular Disease. They include many of the classic diseases of old age (Parkinson's and Alzheimer's are two examples.) Central nervous system disorders also include psychiatric disorders such as depression and schizophrenia. Diseases of the peripheral nervous system such as multiple sclerosis (MS) are also central nervous system disorders. Central nervous system disorders vary greatly in their severity, both from one patient to another and from one disease to another.

In medicine, an "indicator" is a term used to describe a valid reason to use a certain test, medication, procedure or surgery. We use the term "central nervous system indications" to refer to instances of central nervous system disease where treatment is indicated.


CNS(1) Market Segmentation
2004
2010
Alzheimer's Disease
Depression
Epilepsy
Migraine
Pain
Parkinson's Disease
Schizophrenia
other
Global Market Segmentation for the 7 major CNS indications based on their global sales forecast. However according to other reports and our own research the Alzheimer's Market share is expected to take over a larger percentage of the CNS Market by 2010, due to the large number of innovative drugs in late stages of development.
(1)Central Nervous System
Source: Business Insights Ltd (2005)

Even though, the **Alzheimer's disease market** share, estimated at 4% of the market for central nervous system treatments and valued at approximately $2,719 million per year in 2004 may seem small compared to the other central nervous system indications, it exhibits continuously rising levels of sales growth, despite the lack of efficacy that currently available compounds possess. The market features only two major classes of treatments, low number of major brands and increasing patient population leading to an unprecedented opportunity for market penetration.

The **depression market** is dominated by a large number of blockbuster brands, with the leading nine brands accounting for approximately 75% of total sales. However, the dominance of the leading brands is waning, largely due to the effects of patent expiration and generic competition. The need for innovation is evident as demonstrated by the low sales growth rates, creating at the same time opportunities that will dramatically change the depression market.

The **epilepsy market** features two classes of drugs, older traditional Anti Epileptic Drugs and second generation Anti Epileptic Drugs, with the former marketed before 1980, and the latter class marketed in the early 1990s is developed through intelligent synthetic design techniques and are currently the driving force of the market. However, second generation anti-convulsants offer limited benefits in terms of efficacy over traditional anticonvulsants but confer benefits in terms of side effects and dosing. Because epilepsy afflicts sufferers in several different ways, there is considerable need for an array of drugs that can be used in combination with both traditional Anti Epileptic Drugs and other second generations Anti Epileptic Drugs that can confer efficacious treatment to the widest range of epilepsy sufferers. Furthermore, with additional benefits in supplementary indications such as migraine prophylaxis, bipolar disorder and neuropathic pain, second-generation Anti Epileptic Drugs have greatly expanded the potential of the market for epilepsy treatments and are the driving force behind sales.

<u>Cancer</u>

Cancer is the second leading cause of death by disease, following heart disease, in our society. There are many treatment methods but none of them are highly effective and about one third of patients die of cancer within 5 years of diagnosis. The market for a patented compound with a novel mechanism of action that could improve on the effectiveness of current treatments would be substantial. IMS Global Learning Consortium, Inc. estimates that the market for cancer drugs will reach $80 billion annually by 2012, almost double the 2007 value of $41Bn (Ref: IMS Global Oncology Forecast, 2008)

The SIGMACEPTOR™-C program leverages the unique properties of sigma-1 and/or sigma-2 receptor ligands to create a potent class of promising drug candidates designed to combat a number of cancers, including colon, breast, prostate and melanoma. Sigma receptors are highly expressed in different tumor cell types and binding by appropriate sigma-1 and/or sigma-2 ligands, can induce selective apoptosis. In addition, through tumor cell membrane reorganization and interactions with sodium and chloride channels, the company's drug candidates are believed to play an important role in inhibiting the processes of metastasis (spreading of cancer cells from the original site to other parts of the body), angiogenesis (the formation of new blood vessels) and tumor cell proliferation. The compounds in the Anavex oncology program are in pre-clinical testing, and there is no guarantee that the activity demonstrated in pre-clinical models will be shown in human testing.

The Market in General

Pharmaceutical companies provide remedies and treatments for central nervous system diseases and cancer. We believe that as these technologies are developed and to the extent they are approved, the central nervous system diseases and cancer drug market will expand, as new therapeutics become available for currently unmet needs. We hope to develop compounds to market to Pharmaceutical companies for use in any of these treatment methods.

Three approaches are primarily used to treat central nervous system diseases and cancer:

- Neurosurgery or invasive techniques.
- Pharmacological techniques, including drugs.
- Physiologically based techniques, such as transcytosis.

Invasive procedures utilize catheter-based delivery of the drug directly into the brain. This technique has proven useful in the treatment of brain tumors, but is not successful in distributing drugs throughout the entire brain. Amgen, Inc. recently had clinical trials for the treatment of Parkinson's Disease using intrathecal delivery through the use of various catheter/pump techniques. In the trials conducted by Amgen, Inc., improvements were found in cells at various distances from the end of the catheter, but improvements were not seen uniformly throughout the brain.

The physiological route is a popular approach to cross the blood-brain barrier via lipid mediated free diffusion or by facilitated transport. This is the most common strategy used for the development of new neuropharmaceuticals, but has experienced limited success as it requires that the drug have sufficient lipophilic or fat-soluble properties so that it can pass through lipid membranes. Unfortunately, the current method of delivery by this route is nonspecific to the brain and side effects are common since most organs are exposed to the drug. Furthermore, many of the potential lipophilic therapeutic molecules are substrates for the blood-brain barrier's multi-drug resistant proteins, which actively transport the therapeutic agent back into the blood. Consequently, large doses need to be used so that sufficient amounts of the drug reach the brain. These high doses can result in significant side effects as the drug is delivered to essentially all tissues of the body, which is extremely inefficient as seen with most anticancer drugs and many of the new central nervous system medications.

Companies and organizations that are developing treatments based on various physiological approaches include Angiochem, Axonyx, AramaGen Technology, Synt:em, to-BBB, Xenoport Inc., Oregon Health and Science University Neuro-oncology, Xenova Group Ltd., d-Pharm, Neurochem Inc., and Vasogen Inc.

We believe that as these technologies are developed and to the extent they are approved, the central nervous system diseases and cancer drug market will expand, as new therapeutics become available for currently unmet needs. We hope to develop compounds that can be used in any of these treatment methods.

Competition

Our competition is other biomedical development companies that are also trying to discover compounds to be used in the treatment of central nervous system diseases and cancer. Our research and development is highly speculative and we may never discover or develop any compounds that we are capable of selling to pharmaceutical companies for inclusion in their treatments of central nervous system diseases and cancer.

We want to caution our investors that most of our competitors have greater capital resources, larger overall research and development staffs and facilities, and a longer history in drug discovery and development, obtaining regulatory approval, and pharmaceutical product manufacturing and marketing than we do. With these additional resources, our competitors will be able to respond to the rapid and significant technological changes in the biotechnology and pharmaceutical industries faster than we can. Our future success will depend in large part on our ability to acquire funding to par for our research and development. To continue to acquire funding for our research and development, we will likely have to show progress toward our goals and will eventually be expected to develop a compound that will be purchased by a pharmaceutical company.

Rapid technological development, as well as new scientific developments, may result in our compounds becoming obsolete before we can recover any of the expenses incurred to develop them.

Patents, Trademarks and Intellectual Property

On January 31, 2007, we purchased from Dr. Vamvakides the intellectual property owned by Dr. Vamvakides for the research and development of new drug formulations or components, including three patents and one patent application. Specifically, patent applications, trademarks and licenses acquired from Dr. Vamvakides consist of:

PATENTS		
Title of Application/ Patent No./Jurisdiction	**Filing/Issue/ Expiration**	**Claims**
Patent No. 1002616/Greece	February 21, 1996/ February 20, 1997/ February 20, 2017	Invention related to the synthesis and the method of synthesis of molecules of a novel formula. This method is to be applied for the obtention of anticonvulsant, antidepressant and nootropic pharmaceuticals.
Patent No. 1004208/Greece	October 15, 2001/ April 4, 2003/ April 4, 2023	Aminotetrahydrofuran derivatives, muscarinic/sigma/sodium channel ligands, with synergic sigma/muscarinic (neuroactivating) and sigma/sodium channel (neuroprotective) components, as prototypical activating – neuroprotectors and neuroregenerative drugs
Patent No. 1004868/Greece	April 22, 2003/ April 26, 2005/ April 26, 2025	Aminotetrahydrofuran derivatives, muscarinic/sigma/sodium channel ligands, ortho-and allo-sterically operating, as prototypical neuromodulating and neuroregenerative drugs
Patent Application No. 20070100020/ Greece	January 17, 2007 April 7, 2008 January 18, 2027	New sigma (œ) receptor ligands with anti-apoptotic and/or pro- apoptotic properties over cellular biochemical mechanisms, with neuroprotective, anti-cancer, anti-metastatic and anti-(chronic) inflammatory action

We regard patents and other proprietary technology rights a key element in our goal of building a successful biomedical company. Accordingly, we plan to protect all of our key technology, inventions and improvements to our inventions by filing patent applications in a timely fashion. We plan to seek patent protection in the United States, Canada, Japan, Western European countries and additional countries on a selective basis for our compounds or other inventions and improvements. However, we note that filing and prosecuting patent applications are expensive processes and we have very limited financial resources.

Our proprietary technology is protected by a group of four patents that is owned exclusively by us and filed with Greek National Office of Industrial Property. We also plan to acquire or register for other patents and intellectual property for similar types of compounds.

We also rely on trade secrets and unpatentable know-how that we seek to protect, in part, by confidentiality agreements. It is now our policy to require our employees, consultants, contractors, manufacturers, outside scientific collaborators and sponsored researchers, board of directors and other advisors to execute confidentiality agreements upon the commencement of employment, advisory, or consulting relationships with us. These agreements will provide that all confidential information developed or made known to the individual during the course of the individual's relationship with us is to be kept confidential and not disclosed to third parties except in specific limited circumstances.

We also require signed confidentiality or material transfer agreements from any company that is to receive our confidential information. In the case of employees, consultants and contractors, the agreements will generally provide that all inventions conceived by the individual while rendering services to us shall be assigned to us as our exclusive property. There can be no assurance, however, that all persons who we desire to sign such agreements will sign, or if they do, that these agreements will not be breached, that we would have adequate remedies for any breach, or that our trade secrets or unpatentable know-how will not otherwise become known or be independently developed by competitors.

Our patent position, like that of many biomedical companies, is uncertain and involves complex legal and technical questions for which important legal principles are unresolved. Much of our intellectual property is still only filed with the Greek National Office of Industrial Property and we plan to file additional patent applications in Canada and the U.S. for further inventions. We may not be successful in obtaining critical claims or in protecting our potential drug compounds or processes. Even if we do obtain patents, they may not adequately protect the technology we own or have licensed. In addition, others may challenge, seek to invalidate, infringe or circumvent any patents we own or license, and rights we receive under those patents may not provide competitive advantages to us. Further, the manufacture, use or sale of our potential drug compounds may infringe the patent rights of others.

Our success will also depend in part on our ability to commercialize our compounds without infringing the proprietary rights of others. We have not conducted extensive freedom of use patent searches and no assurance can be given that patents do not exist or could not be filed which would have an adverse affect on our ability to market our technology or maintain our competitive position with respect to our technology. If our compounds or other subject matter are claimed under other existing United States or other patents or are otherwise protected by third party proprietary rights, we may be subject to infringement actions. In such event, we may challenge the validity of such patents or other proprietary rights or we may be required to obtain licenses from such companies in order to develop, manufacture or market our technology. There can be no assurances that we would be able to obtain such licenses or that such licenses, if available, could be obtained on commercially reasonable terms. Furthermore, the failure to either develop a commercially viable alternative or obtain such licenses could result in delays in marketing all of our potential drug compounds based on our drug technology or the inability to proceed with the development, manufacture or sale of potential drug compounds requiring such licenses, which could have a material adverse affect on our business, financial condition and results of operations. If we are required to defend ourselves against charges of patent infringement or to protect our proprietary rights against third parties, substantial costs will be incurred regardless of whether we are successful. Such proceedings are typically protracted with no certainty of success. An adverse outcome could subject us to significant liabilities to third parties and force us to curtail or cease our research and development of our technology.

Government Approval

Regulation by governmental authorities in the United States and foreign countries is a significant factor in the development, manufacture, and expected marketing of our potential drug compounds and in our ongoing research and development activities. The nature and extent to which such regulation will apply to us will vary depending on the nature of any potential drug compounds developed. We anticipate that all of our potential drug compounds will require regulatory approval by governmental agencies prior to commercialization.

In particular, human therapeutic products are subject to rigorous non-clinical and clinical testing and other approval procedures of the FDA and similar regulatory authorities in other countries. Various federal statutes and regulations also govern or influence testing, manufacturing, safety, labeling, storage, and record-keeping related to such products and their marketing. The process of obtaining these approvals and the subsequent compliance with the appropriate federal statutes and regulations requires substantial time and financial resources. Any failure by us or our collaborators to obtain, or any delay in obtaining, regulatory approval could adversely affect the marketing of any potential drug compounds developed by us, our ability to receive product revenues, and our liquidity and capital resources.

The steps ordinarily required before a new drug may be marketed in the United States, which are similar to steps required in most other countries, include:

- non-clinical laboratory tests, non-clinical studies in animals, formulation studies and the submission to the FDA of an investigational new drug application;
- adequate and well-controlled clinical trials to establish the safety and efficacy of the drug;
- the submission of a new drug application or biologic license application to the FDA; and
- FDA review and approval of the new drug application or biologics license application.

Non-clinical tests include laboratory evaluation of potential drug compound chemistry, formulation and toxicity, as well as animal studies. The results of non-clinical testing are submitted to the FDA as part of an investigational new drug application. A 30-day waiting period after the filing of each investigational new drug application is required prior to commencement of clinical testing in humans. At any time during the 30-day period or at any time thereafter, the FDA may halt proposed or ongoing clinical trials until the FDA authorizes trials under specified terms. The investigational new drug application process may be extremely costly and substantially delay the development of our potential drug compounds. Moreover, positive results of non-clinical tests will not necessarily indicate positive results in subsequent clinical trials. The FDA may require additional animal testing after an initial investigational new drug application is approved and prior to Phase III trials.

Clinical trials to support new drug applications are typically conducted in three sequential phases, although the phases may overlap. During Phase I, clinical trials are conducted with a small number of subjects to assess metabolism, pharmacokinetics, and pharmacological actions and safety, including side effects associated with increasing doses. Phase II usually involves studies in a limited patient population to assess the efficacy of the drug in specific, targeted indications; assess dosage tolerance and optimal dosage; and identify possible adverse effects and safety risks.

If a compound is found to be potentially effective and to have an acceptable safety profile in Phase II evaluations, Phase III trials are undertaken to further demonstrate clinical efficacy and to further test for safety within an expanded patient population at geographically dispersed clinical trial sites.

After successful completion of the required clinical trials, a new drug application is generally submitted. The FDA may request additional information before accepting the new drug application for filing, in which case the new drug application must be resubmitted with the additional information. Once the submission has been accepted for filing, the FDA reviews the new drug application and responds to the applicant. The FDA's requests for additional information or clarification often significantly extend the review process. The FDA may refer the new drug application to an appropriate advisory committee for review, evaluation, and recommendation as to whether the new drug application should be approved, although the FDA is not bound by the recommendation of an advisory committee.

If the FDA evaluations of the application and the manufacturing facilities are favorable, the FDA may issue an approval letter or an "approvable" letter. An approvable letter will usually contain a number of conditions that must be met in order to secure final approval of the new drug application and authorization of commercial marketing of the drug for certain indications. The FDA may also refuse to approve the new drug application or issue a "not approvable" letter outlining the deficiencies in the submission and often requiring additional testing or information.

The Food and Drug Administration's Modernization Act codified the FDA's policy of granting "fast track" review of certain therapies targeting "orphan" indications and other therapies intended to treat severe or life threatening diseases and having potential to address unmet medical needs. Orphan indications are defined by the FDA as having a prevalence of less than 200,000 patients in the United States. We anticipate that certain neurodegenerative diseases which could potentially be treated using our technology could qualify for fast track review under these revised guidelines.

Previously, the FDA approved cancer therapies primarily based on patient survival rates or data on improved quality of life. The FDA considered evidence of partial tumor shrinkage, while often part of the data relied on for approval was insufficient by itself to warrant approval of a cancer therapy, except in limited situations. Under the FDA's revised policy, which became effective in 1998, the FDA has broadened authority to consider evidence of partial tumor shrinkage or other clinical outcomes for approval. This revised policy is intended to facilitate the study of solid tumor therapies and shorten the total time for marketing approvals. We intend to take advantage of this policy; however, it is too early to tell what effect, if any, these provisions may have on the approval of our potential drug compounds.

Sales outside the United States of potential drug compounds we develop will also be subject to foreign regulatory requirements governing human clinical trials and marketing for drugs. The requirements vary widely from country to country, but typically the registration and approval process takes several years and requires significant resources. In most cases, if the FDA has not approved a potential drug compound for sale in the United States, the potential drug compound may be exported for sale outside of the United States, only if it has been approved in any one of the following: the European Union, Canada, Australia, New Zealand, Japan, Israel, Switzerland and South Africa. There are specific FDA regulations that govern this process.

We are also subject to various federal, state and local laws, regulations and recommendations relating to safe working conditions, laboratory and manufacturing practices, and the use and disposal of hazardous or potentially hazardous substances, including radioactive compounds and infectious disease agents, used in connection with our research work. We cannot accurately predict the extent of government regulation that might result from future legislation or administrative action.

Research and Development

We are a research and development company and we plan to focus our efforts in research and development, through our three patents and one patent application, and possibly further intellectual property that we may acquire or develop, of novel drug targets for the treatment of cancer and diseases of the central nervous system. Please see the Plan of Operations section beginning on page 21 for our planned research and development activities in the next 12 months.

The majority of our research and development activities are performed at Eurogenet Labs S.A., a private Greek company, in Athens, Greece. Under the direction of our Chief Scientific Officer, Dr. Vamvakides, Eurogenet Labs S.A. provides research facilities and personnel to carry out various research and development functions required to further develop our acquired patents.

Employees

We currently employ two executive officers including a president, and a chief scientific officer. Additionally we have three employees to assist in product research, strategic planning and business development. On February 1, 2008 we hired 19 consulting laboratory staff to work in our research facilities. We also intend to contract with scientists and research laboratories in order to accomplish our research objectives. Currently we have 24 consultants assisting us in our Research and Development activities. We anticipate we may spend up to approximately $900,000 in compensation to our officers, employees and consultants during the next 12 months.

Executive Offices and Resident Agent

Our principal business office is located at 27 Marathonos Ave., 15351 Athens, Greece. Our resident agent for service is Business First Formations, Inc., 2470 Wrondel Way Ste 114, Reno NV 89502.

Reports to Security Holders

We file reports and other information with the SEC. This annual report on Form 10-K, historical information about our company and other information can be inspected and copied at the Public Reference Room of the SEC located at Room 1580, 100 F Street, N.E., Washington D.C. 20549. Copies of such materials, including copies of any portion of this annual report on Form 10-K, can be obtained from the Public Reference Room of the SEC at prescribed rates. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room.

Such materials may also be accessed electronically by means of the SEC's home page on the Internet (http://www.sec.gov).

ITEM 1A. RISK FACTORS

Much of the information included in this annual report includes or is based upon estimates, projections or other "forward looking statements". Such forward looking statements include any projections or estimates made by us and our management in connection with our business operations. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein.

Such estimates, projections or other "forward looking statements" involve various risks and uncertainties as outlined below. We caution the reader that important factors in some cases have affected and, in the future, could materially affect actual results and cause actual results to differ materially from the results expressed in any such estimates, projections or other "forward looking statements". Prospective investors should consider carefully the risk factors set out below.

Risks Related to our Company

We have had a history of losses and no revenue, which raise substantial doubt about our ability to continue as a going concern.

Since inception (January 23, 2004), we have incurred aggregate net losses of $7,062,814 from operations. We can offer no assurance that we will ever operate profitably or that we will generate positive cash flow in the future. To date, we have not generated any revenues from our operations. Our history of losses and no revenues raise substantial doubt about our ability to continue as a going concern. We will not be able to generate significant revenues in the future and our management expects acquisitions and exploration expenditures and operating expenses to increase substantially over the next 12 months. As a result, our management expects the business to continue to experience negative cash flow for the foreseeable future and cannot predict when, if ever, our business might become profitable. We will need to raise additional funds, and such funds may not be available on commercially acceptable terms, if at all. If we are unable to raise funds on acceptable terms, we may not be able to execute our business plan, take advantage of future opportunities, or respond to competitive pressures or unanticipated requirements. This may seriously harm our business, financial condition and results of operations.

We are an early development stage biotechnology research and development company and may never be able to successfully develop marketable products or generate any revenue. We have a very limited relevant operating history upon which an evaluation of our performance and prospects can be made. There is no assurance that our future operations will result in profits. If we cannot generate sufficient revenues, we may suspend or cease operations.

We are an early development stage company and have not generated any revenues to date and have no operating history. All of our potential drug compounds are in the concept stage and have not undergone significant testing in non-clinical studies or in clinical trials. Moreover, we cannot be certain that our research and development efforts will be successful or, if successful, that our potential drug compounds will ever be approved for sales to pharmaceutical companies or generate commercial revenues. We have no relevant operating history upon which an evaluation of our performance and prospects can be made. We are subject to all of the business risks associated with a new enterprise, including, but not limited to, risks of unforeseen capital requirements, failure of potential drug compounds either in non-clinical testing or in clinical trials, failure to establish business relationships and competitive disadvantages as against larger and more established companies. If we fail to become profitable, we may suspend or cease operations.

We may be unable to continue as a going concern in which case our securities will have little or no value.

Our independent auditors have noted in their report concerning our annual financial statements as of September 30, 2008 that we have incurred substantial losses since inception, which raises substantial doubt abut our ability to continue as a going concern. In the event we are not able to continue operations you will likely suffer a complete loss of your investment in our securities. See our auditors' report on our consolidated financial statements elsewhere in this Form 10-K.

Risks Related to our Business

Even if we are able to develop our potential drug compounds, we may not be able to receive regulatory approval, or if approved, we may not be able to generate significant revenues or successfully commercialize our products, which will adversely affect our financial results and financial condition and we will have to delay or terminate some or all of our research and development plans and we may be forced to cease operations.

All of our potential drug compounds will require extensive additional research and development, including non-clinical testing and clinical trials, as well as regulatory approvals, before we can market them. We cannot predict if or when any of the potential drug compounds we intend to develop will be approved for marketing. There are many reasons that we may fail in our efforts to develop our potential drug compounds. These include:

- the possibility that non-clinical testing or clinical trials may show that our potential drug compounds are ineffective and/or cause harmful side effects;
- our potential drug compounds may prove to be too expensive to manufacture or administer to patients;
- our potential drug compounds may fail to receive necessary regulatory approvals from the United States Food and Drug Administration or foreign regulatory authorities in a timely manner, or at all;
- even if our potential drug compounds are approved, we may not be able to produce them in commercial quantities or at reasonable costs;
- even if our potential drug compounds are approved, they may not achieve commercial acceptance;
- regulatory or governmental authorities may apply restrictions to any of our potential drug compounds, which could adversely affect their commercial success; and
- the proprietary rights of other parties may prevent us or our potential collaborative partners from marketing our potential drug compounds.

If we fail to develop our potential drug compounds, our financial results and financial condition will be adversely affected, we will have to delay or terminate some or all of our research and development plans and may be forced to cease operations.

Our research and development plans will require substantial additional future funding which could impact our operational and financial condition. Without the required additional funds, we will likely cease operations.

It will take several years before we are able to develop marketable potential drug compounds, if at all. Our research and development plans will require substantial additional capital, arising from costs to:

- conduct research, non-clinical testing and human studies;
- establish pilot scale and commercial scale manufacturing processes and facilities; and
- establish and develop quality control, regulatory, marketing, sales, finance and administrative capabilities to support these programs.

Our future operating and capital needs will depend on many factors, including:

- the pace of scientific progress in our research and development programs and the magnitude of these programs;
- the scope and results of preclinical testing and human studies;
- the time and costs involved in obtaining regulatory approvals;
- the time and costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims;
- competing technological and market developments;
- our ability to establish additional collaborations;
- changes in our existing collaborations;
- the cost of manufacturing scale-up; and
- the effectiveness of our commercialization activities.

We base our outlook regarding the need for funds on many uncertain variables. Such uncertainties include the success of our research initiatives, regulatory approvals, the timing of events outside our direct control such as negotiations with potential strategic partners and other factors. Any of these uncertain events can significantly change our cash requirements as they determine such one-time events as the receipt or payment of major milestones and other payments.

Additional funds will be required to support our operations and if we are unable to obtain them on favorable terms, we may be required to cease or reduce further research and development of our drug product programs, sell some or all of our intellectual property, merge with another entity or cease operations.

If we fail to demonstrate efficacy in our non-clinical studies and clinical trials our future business prospects, financial condition and operating results will be materially adversely affected.

The success of our research and development efforts will be greatly dependent upon our ability to demonstrate potential drug compound efficacy in non-clinical studies, as well as in clinical trials. Non-clinical studies involve testing potential drug compounds in appropriate non-human disease models to demonstrate efficacy and safety. Regulatory agencies evaluate these data carefully before they will approve clinical testing in humans. If certain non-clinical data reveals potential safety issues or the results are inconsistent with an expectation of the potential drug compound's efficacy in humans, the regulatory agencies may require additional more rigorous testing, before allowing human clinical trials. This additional testing will increase program expenses and extend timelines. We may decide to suspend further testing on our potential drug compounds if, in the judgment of our management and advisors, the non-clinical test results do not support further development.

Moreover, success in non-clinical testing and early clinical trials does not ensure that later clinical trials will be successful, and we cannot be sure that the results of later clinical trials will replicate the results of prior clinical trials and non-clinical testing. The clinical trial process may fail to demonstrate that our potential drug compounds are safe for humans and effective for indicated uses. This failure would cause us to abandon a drug candidate and may delay development of other potential drug compounds. Any delay in, or termination of, our non-clinical testing or clinical trials will delay the filing of an Investigational New Drug application and New Drug Application with the FDA and, ultimately, our ability to commercialize our potential drug compounds and generate product revenues. In addition, our clinical trials will involve small patient populations. Because of the small sample size, the results of these early clinical trials may not be indicative of future results.

Following successful non-clinical testing, potential drug compounds will need to be tested in a clinical development program to provide data on safety and efficacy prior to becoming eligible for product approval and licensure by regulatory agencies. From the first human trial through product approval can take many years and 10-12 years is not unusual.

If any of our future clinical development potential drug compounds become the subject of problems, our ability to sustain our development programs will become critically compromised. For example, efficacy or safety concerns may arise, whether or not justified, that could lead to the suspension or termination of our clinical programs. Examples of problems that could arise include, among others:

- efficacy or safety concerns with the potential drug compounds, even if not justified;
- unexpected side-effects;
- regulatory proceedings subjecting the potential drug compounds to potential recall;
- publicity affecting doctor prescription or patient use of the potential drug compounds;
- pressure from competitive products; or
- introduction of more effective treatments.

Each clinical phase is designed to test attributes of the drug and problems that might result in the termination of the entire clinical plan can be revealed at any time throughout the overall clinical program. The failure to demonstrate efficacy in our clinical trials would have a material adverse effect on our future business prospects, financial condition and operating results.

If we do not obtain the support of qualified scientific collaborators, our revenue, growth and profitability will likely be limited, which would have a material adverse effect on our business.

We will need to establish relationships with leading scientists and research institutions. We believe that such relationships are pivotal to establishing products using our technologies as a standard of care for various indications. Additionally, although in discussion, there is no assurance that our current research partners will continue to work with us or that we will be able to attract additional research partners. If we are not able to establish scientific relationships to assist in our research and development, we may not be able to successfully develop our potential drug compounds. If this happens, our business will be adversely affected.

We may not be able to develop market or generate sales of our products to the extent anticipated. Our business may fail and investors could lose all of their investment in our company.

Assuming that we are successful in developing our potential drug compounds and receiving regulatory clearances to market our products, our ability to successfully penetrate the market and generate sales of those products may be limited by a number of factors, including the following:

- If our competitors receive regulatory approvals for and begin marketing similar products in the United States, the European Union, Japan and other territories before we do, greater awareness of their products as compared to ours will cause our competitive position to suffer;
- Information from our competitors or the academic community indicating that current products or new products are more effective than our future products could be, if and when they are generated, impede our market penetration or decrease our future market share; and,
- The price for our future products, as well as pricing decisions by our competitors, may have an effect on our revenues.

If this happens, our business will be adversely affected.

None of our potential drug compounds may reach the commercial market for a number of reasons and our business may fail.

Successful research and development of pharmaceutical products is high risk. Most products and development candidates fail to reach the market. Our success depends on the discovery of new drug compounds that we can commercialize. It is possible that our potential drug compounds may never reach the market for a number of reasons. They may be found ineffective or may cause harmful side-effects during non-clinical testing or clinical trials or fail to receive necessary regulatory approvals. We may find that certain potential drug compounds cannot be manufactured at a commercial scale and, therefore, they may not be economical to produce. Our potential drug compounds could also fail to achieve market acceptance or be precluded from commercialization by proprietary rights of third parties. Furthermore, we do not expect our potential drug compounds to be commercially available for a number of years, if at all. If none of our potential drug compounds reach the commercial market, our business will likely fail and investors will lose all of their investment in our company. If this happens, our business will be adversely affected.

If our competitors succeed in developing products and technologies that are more effective than our own, or if scientific developments change our understanding of the potential scope and utility of our potential drug compounds, then our technologies and future potential drug compounds may be rendered undesirable or obsolete.

We face significant competition from industry participants that are pursuing technologies similar to those that we are pursuing and are developing pharmaceutical products that are competitive with our potential drug compounds. Nearly all of our industry competitors have greater capital resources, larger overall research and development staffs and facilities, and a longer history in drug discovery and development, obtaining regulatory approval and pharmaceutical product manufacturing and marketing than we do. With these additional resources, our competitors may be able to respond to the rapid and significant technological changes in the biotechnology and pharmaceutical industries faster than we can. Our future success will depend in large part on our ability to maintain a competitive position with respect to these technologies. Rapid technological development, as well as new scientific developments, may result in our potential drug compounds becoming obsolete before we can recover any of the expenses incurred to develop them. For example, changes in our understanding of the appropriate population of patients who should be treated with a targeted therapy like we are developing may limit the drug's market potential if it is subsequently demonstrated that only certain subsets of patients should be treated with the targeted therapy.

Our reliance on third parties, such as university laboratories, contract manufacturing organizations and contract or clinical research organizations, may result in delays in completing, or a failure to complete, non-clinical testing or clinical trials if they fail to perform under our agreements with them.

In the course of product development, we may engage university laboratories, other biotechnology companies or contract or clinical manufacturing organizations to manufacture drug material for us to be used in non-clinical and clinical testing and contract research organizations to conduct and manage non-clinical and clinical studies. If we engage these organizations to help us with our non-clinical and clinical programs, many important aspects of this process have been and will be out of our direct control. If any of these organizations we may engage in the future fail to perform their obligations under our agreements with them or fail to perform non-clinical testing and/or clinical trials in a satisfactory manner, we may face delays in completing our clinical trials, as well as commercialization of any of our potential drug compounds. Furthermore, any loss or delay in obtaining contracts with such entities may also delay the completion of our clinical trials, regulatory filings and the potential market approval of our potential drug compounds.

If we fail to compete successfully with respect to acquisitions, joint venture and other collaboration opportunities, we may be limited in our ability to research and develop our potential drug compounds.

Our competitors compete with us to attract established biotechnology and pharmaceutical companies or organizations for acquisitions, joint ventures, licensing arrangements or other collaborations. Collaborations include contracting with academic research institutions for the performance of specific scientific testing. If our competitors successfully enter into partnering arrangements or license agreements with academic research institutions, we will then be precluded from pursuing those specific opportunities. Since each of these opportunities is unique, we may not be able to find a substitute. Other companies have already begun many drug development programs, which may target diseases that we are also targeting, and have already entered into partnering and licensing arrangements with academic research institutions, reducing the pool of available opportunities.

Universities and public and private research institutions also compete with us. While these organizations primarily have educational or basic research objectives, they may develop proprietary technology and acquire patents that we may need for the development of our potential drug compounds. We will attempt to license this proprietary technology, if available. These licenses may not be available to us on acceptable terms, if at all. If we are unable to compete successfully with respect to acquisitions, joint venture and other collaboration opportunities, we may be limited in our ability to develop new products.

The use of any of our potential drug compounds in clinical trials may expose us to liability claims, which may cost us a significant amounts of money to defend against or pay out, causing our business to suffer.

The nature of our business exposes us to potential liability risks inherent in the testing, manufacturing and marketing of our potential drug compounds. We currently do not have any potential drug compounds in clinical trials, however, when any of our potential drug compounds enter into clinical trials or become marketed products they could potentially harm people or allegedly harm people and we may be subject to costly and damaging product liability claims. Some of the patients who participate in clinical trials are already critically ill when they enter a trial. The waivers we obtain may not be enforceable and may not protect us from liability or the costs of product liability litigation. Although we intend to obtain product liability insurance that we believe is adequate, we are subject to the risk that our insurance will not be sufficient to cover claims. The insurance costs along with the defense or payment of liabilities above the amount of coverage could cost us significant amounts of money, causing our business to suffer.

The patent positions of biopharmaceutical products are complex and uncertain and we may not be able to protect our patented or other intellectual property. If we cannot protect this property, we may be prevented from using it or our competitors may use it and our business could suffer significant harm. Also, the time and money we spend on acquiring and enforcing patents and other intellectual property will reduce the time and money we have available for our research and development, possibly resulting in a slow down or cessation of our research and development.

We own four patents related to certain of our potential drug compounds. However, these patents do not ensure the protection of our intellectual property for a number of reasons, including the following:

1. Competitors may interfere with our patent process in a variety of ways. Competitors may claim that they invented the claimed invention prior to us. Competitors may also claim that we are infringing on their patents and therefore cannot practice our technology as claimed under our patents and patent applications. Competitors may also contest our patents and patent application, if issued, by showing the patent examiner that the invention was not original, was not novel or was obvious. In litigation, a competitor could claim that our patents and patent application are not valid for a number of reasons. If a court agrees, we would lose that patents or patent application. As a company, we have no meaningful experience with competitors interfering with our patents or patent applications.

2. Because of the time, money and effort involved in obtaining and enforcing patents, our management may spend less time and resources on developing potential drug compounds than they otherwise would, which could increase our operating expenses and delay product programs.

3. Receipt of a patent may not provide much practical protection. If we receive a patent with a narrow scope, then it will be easier for competitors to design products that do not infringe on our patent.

4. In addition, competitors also seek patent protection for their inventions. Due to the number of patents in our field, we cannot be certain that we do not infringe on existing patents or that we will not infringe on patents granted in the future. If a patent holder believes our potential drug compound infringes on their patent, the patent holder may sue us even if we have received patent protection for our technology. If someone else claims we infringe on their patent, we would face a

number of issues which could cause a slow down or cessation of our research and development, including the following:

(a) Defending a lawsuit takes significant time and can be very expensive.

(b) If the court decides that our potential drug compound infringes on the competitor's patent, we may have to pay substantial damages for past infringement.

(c) The court may prohibit us from selling or licensing the potential drug compound unless the patent holder licenses the patent to us. The patent holder is not required to grant us a license. If a license is available, we may have to pay substantial royalties or grant cross licenses to our patents.

(d) Redesigning our potential drug compounds so that they do not infringe on other patents may not be possible or could require substantial funds and time.

It is also unclear whether our trade secrets are adequately protected. While we use reasonable efforts to protect our trade secrets, our employees or consultants may unintentionally or willfully disclose our information to competitors. Enforcing a claim that someone else illegally obtained and is using our trade secrets, like patent litigation, is expensive and time consuming, and the outcome is unpredictable. In addition, courts outside the United States are sometimes less willing to protect trade secrets. Our competitors may independently develop equivalent knowledge, methods and know-how.

We may also support and collaborate in research conducted by government organizations, hospitals, universities or other educational institutions. These research partners may be unwilling to grant us any exclusive rights to technology or products derived from these collaborations prior to entering into the relationship.

If we do not obtain required licenses or rights, we could encounter delays in our product development efforts while we attempt to design around other patents or even be prohibited from developing, manufacturing or selling potential drug compounds requiring these licenses. There is also a risk that disputes may arise as to the rights to technology or potential drug compounds developed in collaboration with other parties.

We will incur increased costs as a result of recently enacted and proposed changes in laws and regulations and we cannot predict the impact of any future changes in law.

We face burdens relating to the recent trend toward stricter corporate governance and financial reporting standards. New legislation or regulations such as Section 404 of the *Sarbanes-Oxley Act of 2002* follow the trend of imposing stricter corporate governance and financial reporting standards have led to an increase in our costs of compliance including increases in consulting, auditing and legal fees. The new rules could make it more difficult or more costly for us to obtain certain types of insurance, including directors' and officers' liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers. A failure to comply with these new laws and regulations may impact market perception of our financial condition and could materially harm our business. Additionally, it is unclear what additional laws or regulations may develop, and we cannot predict the ultimate impact of any future changes in law.

Trends, Risks and Uncertainties.

We have sought to identify what we believe to be the most significant risks to our business, but we cannot predict whether, or to what extent, any such risks may be realized nor can we guarantee that we have identified all possible risks that might arise. Investors should carefully consider all of the risk factors before making an investment decision with respect to our common stock.

Risks Related to our Common Stock

A decline in the price of our common stock could affect our ability to raise further working capital and adversely impact our operations.

A prolonged decline in the price of our common stock could result in a reduction in the liquidity of our common stock and a reduction in our ability to raise capital. Because our operations have been financed through the sale of equity securities, a decline in the price of our common stock could be especially detrimental to our liquidity and our continued operations. Any reduction in our ability to raise equity capital in the future would force us to reallocate funds from other planned uses and would have a significant negative effect on our business plans and operations, including our ability to develop new products and continue our current operations. If the stock price declines, there can be no assurance that we can raise additional capital or generate funds from operations sufficient to meet our obligations. We believe the following factors could cause the market price of our common stock to continue to fluctuate widely and could cause our common stock to trade at a price below the price at which you purchase your shares of common stock:

- actual or anticipated variations in our quarterly operating results;
- announcements of new services, products, acquisitions or strategic relationships by us or our competitors;
- changes in accounting treatments or principles;
- changes in earnings estimates by securities analysts and in analyst recommendations; and
- general political, economic, regulatory and market conditions.

The market price for our common stock may also be affected by our ability to meet or exceed expectations of analysts or investors. Any failure to meet these expectations, even if minor, could materially adversely affect the market price of our common stock.

If we issue additional shares of common stock in the future, it will result in the dilution of our existing shareholders.

Our certificate of incorporation authorizes the issuance of 150,000,000 shares of common stock. Our board of directors has the authority to issue additional shares of common stock up to the authorized capital stated in the certificate of incorporation. Our board of directors may choose to issue some or all of such shares of common stock to acquire one or more businesses or to provide additional financing in the future. The issuance of any such shares of common stock will result in a reduction of the book value or market price of the outstanding shares of our common stock. If we do issue any such additional shares of common stock, such issuance also will cause a reduction in the proportionate ownership and voting power of all other shareholders. Further, any such issuance may result in a change of control of our corporation.

If a market for our shares of common stock does not develop, shareholders may be unable to sell their shares of common stock.

There is currently a limited market for our common stock, which trades through the Over-the-Counter Bulletin Board quotation system. Trading of stock through the Over-the-Counter Bulletin Board is frequently thin and highly volatile. There is no assurance that a sufficient market will develop in the stock, in which case it could be difficult for shareholders to sell their stock.

Trading on the OTC Bulletin Board may be volatile and sporadic, which could depress the market price of our common stock and make it difficult for our stockholders to resell their shares.

Our common stock is quoted on the OTC Bulletin Board service of the Financial Industry Regulatory Authority (FINRA). Trading in stock quoted on the OTC Bulletin Board is often thin and characterized by wide fluctuations in trading prices, due to many factors that may have little to do with our operations or business prospects. This volatility could depress the market price of our common stock for reasons unrelated to operating performance. Moreover, the OTC Bulletin Board is not a stock exchange, and trading of securities on the OTC Bulletin Board is often more sporadic than the trading of securities listed on a quotation system like Nasdaq or a stock exchange like Amex. Accordingly, shareholders may have difficulty reselling any of the shares.

Our stock is a penny stock. Trading of our stock may be restricted by the SEC's penny stock regulations and FINRA's sales practice requirements, which may limit a stockholder's ability to buy and sell our stock.

Our stock is a penny stock. The Securities and Exchange Commission has adopted Rule 15g-9 which generally defines "penny stock" to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and "accredited investors". The term "accredited investor" refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules; the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules discourage investor interest in and limit the marketability of our common stock.

In addition to the "penny stock" rules promulgated by the Securities and Exchange Commission, FINRA has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer's financial status, tax status, investment objectives and other information. Under interpretations of these rules, FINRA believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may limit your ability to buy and sell our stock.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 2. PROPERTIES

Executive Offices and Registered Agent

Our principal business office is located at 27 Marathonos Ave., 15351 Athens, Greece. This space is located within our rented laboratory for which we pay $70,000 per month. The lease is for a year to year basis and may be terminated with three months notice.

Our registered office for service in the State of Nevada is located at 3990 Warren Way, Reno, NV 89509.

ITEM 3. LEGAL PROCEEDINGS

We know of no material, existing or pending legal proceedings against our company, nor are we involved as a plaintiff in any material proceeding or pending litigation. There are no proceedings in which any of our directors, officers or affiliates, or any registered or beneficial stockholder, is an adverse party or has a material interest adverse to our interest.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

On April 1, 2008, we held our annual meeting of stockholders.

At the annual meeting, our stockholders elected Panos Kontzalis, Harvey Lalach, Alexandre Vamvakides and Cameron Durrant to serve as directors of our company with the following votes:

	For	Withheld
Panos Kontzalis	10,377,500	0
Harvey Lalach	10,377,500	0
Alexandre Vamvakides	10,377,500	0
Cameron Durrant	10,377,500	0

At the annual meeting, our stockholders ratified the appointment of BDO Dunwoody LLP as our independent auditors for the fiscal year ending September 30, 2009 with the following votes:

For	Against	Abstain	Broker Non-Votes
10,377,500	0	0	0

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market information

Our Common stock is quoted on the OTC Bulletin Board under the Symbol "AVXL". Our stock was originally approved for trading on the OTC Bulletin Board on March 13, 2006 under the symbol "TFYP" and was changed to "AVXL" on January 25, 2007 in connection with a change of name.

The following table reflects the high and low bid information for our common stock obtained from Stockwatch and reflects inter-dealer prices, without retail mark-up, markdown or commission, and may not necessarily represent actual transactions.

The high and low bid prices of our common stock for the periods indicated below are as follows:

Quarter Ended	Bid	Ask
September 30, 2008	$3.23	$3.56
June 30, 2008	$5.02	$5.04
March 31, 2008	$4.99	$5.18
December 31, 2007	$4.41	$4.50
September 30, 2007	$3.73	$3.80
June 30, 2007	$3.70	$3.79
March 31, 2007	$2.54	$2,000[(1)]
December 31, 2006	$2.11	$3.15

(1) Market makers often maintain quotes in securities in which they have no real interest in dealing in at certain times. In those instances they will widen their spreads to reflect the fact that they aren't actively quoting at that specific time. For example they might post a quote of .01-2000. No one is going to transact at those prices when the inside quote is around 3-4. In addition, Anavex underwent a symbol change during that time period. Effective 1/25/07 the change from THFY to AVXL was made. Anything data prior to 1/25/07 is actually data for THFY. The value in question actually refers to a quote in THFY from 1/10/07.

On January 8, 2009, the closing price for the common stock as reported by the quotation service operated by the OTC Bulletin Board was $2.77.

Transfer Agent

Our common shares are issued in registered form. The Nevada Agency and Trust Company, 50 West Liberty Street, Reno, Nevada (Telephone: (775) 322-0626; Facsimile: (775) 322-5623) is the registrar and transfer agent for our common shares.

Holders of Common Stock

As of January 9, 2009, there were 48 holders of record of our common stock. As of such date, 19,982,420 of our common stock was issued and outstanding.

Dividends

We have not paid any cash dividends on our common stock and have no present intention of paying any dividends on the shares of our common stock. Our current policy is to retain earnings, if any, for use in our operations and in the development of our business. Our future dividend policy will be determined from time to time by our board of directors.

Securities authorized for issuance under equity compensation plans.

We have no long-term incentive plans, other than the Stock Option Plan described below.

Stock Option Plan

On April 17, 2007, our directors adopted the 2007 Stock Option Plan for our employees and consultants, reserving a total of 3,000,000 shares of its common stock for issuance pursuant to grants to be made under the stock option plan. On May 25, 2007, our stockholders ratified and approved the 2007 Stock Option Plan at the annual meeting of stockholders. As of September 30, 2008, 1,420,000 options have been granted to employees, directors and officers of our company and 1,580,000 options were available for future grant under this plan.

The purpose of the 2007 Stock Option Plan is to retain the services of valued key employees and consultants of our company and such other persons as shall be select in accordance with the 2007 Stock Option Plan, and to encourage such persons to acquire a greater proprietary interest in our company, thereby strengthening their incentive to achieve the objectives of the shareholders of our company, and to serve as an aid and inducement in the hiring of new employees and to provide an equity incentive to consultants.

The exercise price of shares subject to any option must be at least 100% of the fair market value of the shares on the date of grant. The maximum term of any stock option is 5 years from the date the option is granted.

The following table summarizes certain information regarding our equity compensation plan as at September 30, 2008:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column)
Equity compensation plans approved by security holders	1,420,000	$4.54	1,580,000
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	1,420,000	$4.54	1,580,000

Recent Sales of Unregistered Securities; Use of Proceeds from Registered Securities

1. On May 16, 2008 Dr. Panagiotis Kontzalis resigned as CEO and from our board of directors. As settlement of consideration for services provided by and in termination of Dr. Kontzalis' contract we issued 65,000 common shares to Dr. Kontzalis. We issued the common shares to one non-U.S. person (as that term is defined in Regulation S of the Securities Act of 1933) in an offshore transaction relying on Regulation S and/or Section 4(2) of the Securities Act of 1933.

2. On May 20, 2008 we entered into a consulting agreement with Cameron Durrant to provide management services to our company. Consideration for Mr. Durrant's services is as follows:

   (a) the issuance of 200,000 shares of common stock to be paid installments of 25,000 shares every quarter;

   (b) the issuance of 400,000 stock options exercisable at US $5.25 per share for a period of 3 years, subject to vesting provisions;

   (c) a payment of a finders fee for any financing our company receives in the amount of 4% on the first $100,000,000 and 2% on the balance.

3. On June 3, 2008 we approved a compensation package for company directors. We issued 450,000 stock options to three directors to purchase shares of common stock at an exercise price of $5.00 expiring on June 3, 2013. The options are subject to vesting provisions.

   We issued the securities to one non-U.S. persons (as that term is defined in Regulation S, promulgated by the Securities and Exchange Commission pursuant to the *Securities Act of 1933*, as amended) in an offshore transaction relying on Regulation S and/or Section 4(2) of the Securities Act and to two US persons, relying on the exemption from the registration requirements of the Securities Act provided by Section 4(2) of the Securities Act and/or by Rule 506 of Regulation D promulgated thereunder.

4. On August 19, 2008, pursuant to private placement subscription agreements to issue units at $4.25 each, our company raised $606,000. Each unit consists of one common share and one common share purchase warrant entitling the holder to purchase an additional common share for $5.00 for each warrant held for a period of up to one year from the date of closing.

We issued the securities to six non-U.S. persons (as that term is defined in Regulation S, promulgated by the Securities and Exchange Commission pursuant to the *Securities Act of 1933*, as amended) in an offshore transaction relying on Regulation S and/or Section 4(2) of the Securities Act.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table is a summary of purchases made by or on behalf of our company or any "affiliated purchaser," of shares or other units of any class of the our equity securities that is registered by the issuer pursuant to section 12 of the Exchange Act.

Table 1 ISSUER PURCHASES OF EQUITY SECURITIES

	(a)	(b)	(c)	(d)
Period	Total Number of Shares (or Units) Purchased	Average Price Paid per Share (or Unit)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
N/A	Nil	Nil	Nil	Nil

ITEM 6 SELECTED FINANCIAL DATA

Not applicable.

ITEM 7 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Overview

You should read the following discussion of our financial condition and results of operations together with the audited financial statements and the notes to audited financial statements included elsewhere in this filing prepared in accordance with accounting principles generally accepted in the United States. This discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those anticipated in these forward-looking statements.

Plan of Operations

We anticipate that we will require up to $5,180,000 for the 12 months ending September 30, 2009 to implement our plan of operation of researching and developing our four patents, the related compounds and any further intellectual property we may acquire. The majority of our capital resources requirement is needed to enter some of our current compounds into clinical trials.

Cash Requirements

We will require additional funds to plan of operation of researching and developing our three patents and one patent application, the related compounds and any further intellectual property we may acquire. The majority of our capital resources requirement is needed to enter some our current compounds into clinical trials. These funds may be raised through equity financing, debt financing, or other sources, which may result in further dilution in the equity ownership of our shares. There is still no assurance that we will be able to maintain operations at a level sufficient for an investor to obtain a return on his investment in our common stock. Further, we may continue to be unprofitable.

Specifically, we estimate our operating expenses and working capital requirements for the next 12 months to be as follows:

Estimated Funding Required During the 12 Month Period Ending September 30, 2008		
Research and Development Activities	$	4,300,000
Officer and Employee Compensation		400,000
Sales and Marketing		120,000
Legal, Accounting and Professional Fees		120,000
General and Administrative		240,000
Total	$	5,180,000

There can be no assurance that additional financing will be available to us when needed or, if available, that it can be obtained on commercially reasonable terms. If we are not able to obtain the additional financing on a timely basis, if and when it is needed, we will be forced to scale down or perhaps even cease the operation of our business.

Purchase of Significant Equipment

We plan to conduct further research and development on our four patents, and the related compounds over the next 12 months. We plan to conduct research and development activities through engaging research individuals and organizations on a contractual basis as well as in our own laboratory.

We will also incur costs for innovative new drug applications to regulatory bodies, patent legal fees and consulting and collaborating fees. We anticipate our research and development costs for the next 12 months will be approximately $4,300,000.

Personnel Plan

We currently employ two executive officers including a president, and a chief scientific officer. Additionally we have three full time employees to assist in product research, strategic planning and business development. We anticipate we may spend up to approximately $400,000 in officer and employee compensation during the next 12 months.

General Administration

We anticipate spending approximately $240,000 on general and administration costs in the next 12 months. These costs will consist primarily of rent and facility support expenses as well as finance and administrative support compensation but excluding legal fees and auditor's fees.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Our principal capital resources have been through the subscription and issuance of common stock, although we have also used stockholder loans and advances from related parties.

Liquidity and Capital Resources

Our financial condition for the years ended September 30, 2008 and 2007 and the changes between those periods for the respective items are summarized as follows:

Working Capital

	September 30, 2008	September 30, 2007
Current Assets	$ 6,357	$ 25
Current Liabilities	2,299,389	462,529
Working Capital	$ (2,293,032)	$ (462,504)

The decrease in our working capital was primarily due to increased indebtedness of $1,550,000 in promissory notes payable as well as an increase in Accounts Payable from $462,529 to $749,389. Included in these promissory notes is a total of $1,450,000 due on December 31, 2008 which we do not expect to be able to repay on that date. However, we expect that we will be able to reach agreements with the respective note holders to extend the terms of repayment.

Cash Flows

	Year Ended September 30, 2008	Year Ended September 30, 2007
Net cash used in Operating Activities	$ (2,474,053)	$ (325,250)
Net cash used in Investing Activities	(1,082)	-
Net cash provided by Financing Activities	2,481,467	313,000
Change in Cash and Cash Equivalents During the Period	$ 6,332	$ (12,250)

Cash Used In Operating Activities

During the year ended September 30, 2008 we used net cash in operating activities in the amount of $2,474,053 compared to 325,000 in 2007 due to increased Research and Development activities.

Cash from Financing Activities

We received net cash from financing activities in the amount of $2,481,467 during the year ended September 30, 2008 compared to $313,000 during the year ended September 30, 2007. Net cash generated by financing activities is attributable to cash received from private placements and proceeds from Promissory notes issued.

Results of Operations

The following summary of our results of operations should be read in conjunction with our audited financial statements for the year ended September 30, 2008 which are included herein.

Our operating results for the year ended September 30, 2008 and for the year ended September 30, 2007 are described below.

Revenue

We have not earned any revenues since our inception (January 23, 2004). We are still in the development stage and do not anticipate earning any revenues until we can establish an alliance with targeted companies to market or distribute the results of our research projects.

Expenses

Our expenses for the three and 12 months ended September 30, 2008 and 2007 were as follows:

	Year Ended September 30, 2008	Year Ended September 30, 2007
Accounting and audit fees	$ 73,785	$ 20,167
Amortization	220	-
Bank Charges and Interest	11,474	3,308

	Year Ended September 30, 2008	Year Ended September 30, 2007
Consulting fees	3,196,213	423,200
Investor relations	263,560	-
Legal fees	30,545	44,999
Management fees	-	-
Office and miscellaneous	141,993	41,957
Registration and filing fees	7,517	12,635
Rent and administration	75,000	70,000
Research and development	1,479,482	959,698
Website design and maintenance	1,424	5,266
Total expenses	$ 5,281,213	$ 1,581,230

Operating expenses for the 12 months ended September 30, 2008 increased by $3,699,983 compared to the same period in 2007 due to the increases in administration and research and development.

Going Concern

We have historically incurred losses and have incurred a loss of $5,351,269 for the year ended September 30, 2008. Because of these historical losses, we will require additional working capital to develop our business operations. We intend to raise additional working capital through private placements, public offerings, bank financing and/or advances from related parties or shareholder loans.

The continuation of our business is dependent upon obtaining further financing and achieving a break even or profitable level of operations. The issuance of additional equity securities by us could result in a significant dilution in the equity interests of our current or future stockholders. Obtaining commercial loans, assuming those loans would be available, will increase our liabilities and future cash commitments.

There are no assurances that we will be able to either (i) achieve a level of revenues adequate to generate sufficient cash flow from operations; or (ii) obtain additional financing through either private placements, public offerings and/or bank financing necessary to support our working capital requirements. To the extent that funds generated from operations and any private placements, public offerings and/or bank financing are insufficient, we will have to raise additional working capital. No assurance can be given that additional financing will be available, or if available, will be on terms acceptable to us. If adequate working capital is not available we may not increase our operations.

These conditions raise substantial doubt about our ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might be necessary should we be unable to continue as a going concern.

Application of Critical Accounting Policies

Our financial statements and accompanying notes are prepared in accordance with generally accepted accounting principles in the United States. Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. These estimates and assumptions are affected by management's application of accounting policies. We believe that understanding the basis and nature of the estimates and assumptions involved with the following aspects of our financial statements is critical to an understanding of our financials.

We base our assumptions and estimates on historical experience and other sources that we believe to be reasonable at the time. Actual results may vary from our estimates due to changes in circumstances, weather, politics, global economics, mechanical problems, general business conditions and other factors. Our significant estimates are related to the valuation of warrants and options.

There are accounting policies that we believe are significant to the presentation of our financial statements. The most significant of these accounting policies relates to the valuation of intellectual property, the accounting for our research and development expenses and stock-based compensation expense.

Impairment of Long-Lived Assets

We review the recoverability of long-lived assets consisting of our intellectual property as required by SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The estimated future cash flows from our intellectual property are based upon, among other things, assumptions about future operating performance, and may differ from actual cash flows. Long-lived assets evaluated for impairment are grouped with other assets to the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. If the sum of the projected undiscounted cash flows (excluding interest) is less than the carrying value of the assets, the assets will be written down to the estimated fair value in the period in which the determination is made.

Research and Development Expenses

Research and developments costs are expensed as incurred. These expenses are comprised of the costs of our proprietary research and development efforts, including salaries, facilities costs, overhead costs and other related expenses as well as costs incurred in connection with third-party collaboration efforts. Milestone payments to third parties are expensed when the specific milestone has been achieved.

In addition, we incur expenses in respect of the acquisition of intellectual property relating to patents and trademarks. The probability of success and length of time to developing commercial applications of the drugs subject to the acquired patents and trademarks is difficult to determine and numerous risks and uncertainties exist with respect to the timely completion of the development projects. There is no assurance the acquired patents and trademarks will ever be successfully commercialized. Due to these risks and uncertainties, we expense the acquisition of patents and trademarks.

Stock-based Compensation

We account for all of our stock-based payments and awards under the fair value based method.

Stock-based payments to non-employees are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable. The fair value of stock-based payments to non-employees is periodically re-measured until the counterparty performance is complete, and any change therein is recognized over the vesting period of the award and in the same manner as if the Company had paid cash instead of paying with or using equity based instruments. The cost of the stock-based payments to non-employees that are fully vested and non-forfeitable as at the grant date is measured and recognized at that date, unless there is a contractual term for services in which case such compensation would be amortized over the contractual term.

We account for the granting of share purchase options to employees using the fair value method whereby all awards to employees will be recorded at fair value on the date of the grant. The fair value of all share purchase options are expensed over their vesting period with a corresponding increase to additional capital surplus. Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in additional capital surplus, is recorded as an increase to share capital.

We use the Black-Scholes option valuation model to calculate the fair value of share purchase options at the date of the grant. Option pricing models require the input of highly subjective assumptions, including the expected.

The summary of significant accounting policies should be read in conjunction with our consolidated financial statements and related notes and this discussion of our results of operations.

Recent accounting pronouncements

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes". The interpretation clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". Specifically, the pronouncement prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on the related derecognition, classification, interest and penalties, accounting for interim periods, disclosure and transition of uncertain tax position. The interpretation is effective for fiscal years beginning after December 15, 2006. Effective October 1, 2007, we adopted the provisions of FIN 48. Based on our assessment of FIN 48, as at October 1, 2007, there were no significant impact on the results of operations or financial position and required no adjustment to the opening balance sheet accounts. Our analysis supports the same conclusion, and there is no accrual for uncertain tax positions as of September 30, 2008. As a result, tabular reconciliation of beginning and ending balances would not be meaningful. If interest and penalties were to be assessed, we would charge interest to interest expense, and penalties to other operating expense. It is not anticipated that unrecognized tax benefits would significantly increase or decrease within 12 months of the reporting date.

In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 157, Fair Value Measurements (SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements; rather, it applies under other accounting pronouncements that require or permit fair value measurements. The provisions of SFAS 157are to be applied prospectively as of the beginning of the fiscal year in which it is initially applied, with any transition adjustment recognized as a cumulative-effect adjustment to the opening balance of retained earnings. The provisions of SFAS 157 are effective for fiscal years beginning after November 15, 2007; therefore, we anticipate adopting SFAS 157 as of October 1, 2008. We expect that the adoption of SFAS 157 will have minimal, if any, impact on our financial statements except for additional disclosure.

In February 2007, the FASB issued SFAS 159, The Fair Value Option for Financial Assets and Financial Liabilities, Including an Amendment of FASB Statement No. 115, which permits the measurement of many financial instruments and certain other asset and liabilities at fair value on an instrument-by-instrument basis (the fair value option). The guidance is applicable for fiscal years beginning after November 15, 2007; therefore, we anticipate adopting SFAS 159 as of October 1, 2008. We expect that the adoption of SFAS 159 will have minimal, if any, impact on our financial position and results of operations.

In June 2007, the Emerging Issues Task Force ("EITF") reached a consensus on EITF No. 07-03, Accounting for Nonrefundable Advance Payments for Goods or Services to Be Used in Future Research and Development Activities ("EITF 07-03"). EITF 07-03 specifies the timing of expense recognition for non-refundable advance payments for goods or services that will be used or rendered for research and development activities. EITF 07-03 was effective for fiscal years beginning after December 15, 2007, and early adoption is not permitted; therefore, the Company anticipates adopting EITF 07-03 as of October 1, 2008. The Company expects that the adoption of EITF 07-03 will have minimal, if any, on its financial position and results of operations.

In December 2007, the EITF reached a consensus on EITF No. 07-01, Accounting for Collaborative Arrangements Related to the Development and Commercialization of Intellectual Property ("EITF 07-01"). EITF 07-01 discusses the appropriate income statement presentation and classification for the activities and payments between the participants in arrangements related to the development and commercialization of intellectual property. The sufficiency of disclosure related to these arrangements is also specified. EITF 07-01 is effective for fiscal years beginning after December 15, 2008. As a result, EITF 07-01 is effective for the Company as of October 1, 2009. The Company expects that the adoption of EITF 07-01 will have minimal, if any, impact on its financial position and results of operations. However, based upon the nature of the Company's business, EITF 07-01 could have a material impact on its financial position and results of operations in future years.

In December 2007, the FASB issued SFAS No. 160, "Non-controlling Interests in Consolidated Financial Statements" ("SFAS No. 160"). This Statement amends Accounting Research Bulletin (ARB) No. 51 to establish accounting and reporting standards for the non-controlling (minority) interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements will have no impact. SFAS No. 160 is effective for the Company's fiscal year beginning March 1, 2009. Management has determined that the adoption of this standard will not have an impact on our financial statements.

In December 2007, the FASB issued SFAS 141R, Business Combinations, SFAS 141R replaces SFAS 141. The statement retains the purchase method of accounting for acquisitions, but requires a number of changes, including changes in the way assets and liabilities are recognized. Management has determined that the accounting standard will have no effect on the Company.

On December 21, 2007, the Securities and Exchange Commission issued Staff Accounting Bulletin ("SAB") No. 110. SAB 110 provides guidance to issuers on the method allowed in developing estimates of expected term of "plain vanilla" share options in accordance with SFAS No. 123(R), "Share-Based Payment". The staff will continue to accept, under certain circumstances, the use of a simplified method beyond December 31, 2007 which amends question 6 of Section D.2 as included in SAB 107, "Valuation of Share-Based Payment Arrangements for Public Companies", which stated that the simplified method could not be used beyond December 31, 2007. SAB 110 is effective January 1, 2008 for the Company. We are currently evaluating the potential impact, if any, that the adoption of SAB 110 will have on our financial statements.

In April 2008, the FASB issued FSP 142-3, "Determination of the Useful Life of Intangible Assets." This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, "Goodwill and Other Intangible Assets." The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under Statement 142 and the period of expected cash flows used to measure the fair value of the asset under FASB Statement No. 141 (Revised 2007), "Business Combinations," and other U.S. generally accepted accounting principles (GAAP). This FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. We do not expect the adoption of FAS 142-3 to have a material effect on our results of operations and financial condition.

In May 2008, FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles ("SFAS 162"). This standard is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. GAAP for non-governmental entities. SFAS No. 162 is effective 60 days following the U.S. Securities and Exchange Commission's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, the meaning of "Present Fairly in Conformity with GAAP". We are in the process of evaluating the impact, if any, of SFAS 162 on our financial statements.

ITEM 7A QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not Applicable

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

ANAVEX LIFE SCIENCES CORP.

(A Development Stage Company)

FINANCIAL STATEMENTS

September 30, 2008 and 2007

(Stated in US Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Stockholders,
Anavex Life Sciences Corp.
(a Development Stage Company)

We have audited the accompanying balance sheet of Anavex Life Sciences Corp. (the "Company") (A Development Stage Company) as of September 30, 2008 and the related statements of operations and comprehensive loss, cash flows and changes in capital deficit for the year then ended and for the period from January 23, 2004 (Date of Inception) to September 30, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the financial statements of the Company for the period from January 23, 2004 (Date of Inception) to September 30, 2007. Such statements are included in the cumulative from inception to September 30, 2008 totals of the statements of operations and comprehensive loss, cash flows and changes in capital deficit and reflect a net loss of 24% of the related cumulative totals. Those financial statements were audited by other auditors whose report has been furnished to us and our opinion, insofar as it relates to the amount for the period from January 23, 2004 (Date of Inception) to September 30, 2007 included in the cumulative totals, is based solely upon the report of the other auditors.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audit and the report of other auditors, these financial statements referred to above present fairly, in all material respects, the financial position of Anavex Life Sciences Corp. (A Development Stage Company) as of September 30, 2008 and the results of its operations and its cash flows for the year then ended and for the period from January 23, 2004 (Date of Inception) to September 30, 2008 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company had an accumulated deficit of $ 7,062,814 at September 30, 2008 and incurred a net loss of $5,351,269 for the year then ended. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ BDO Dunwoody LLP
Chartered Accountants

Vancouver, Canada
January 6, 2009

A PARTNERSHIP OF INCORPORATED PROFESSIONALS

AMISANO HANSON
CHARTERED ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders,
Anavex Life Sciences Corp.
(A Development Stage Company)

We have audited the accompanying balance sheet of Anavex Life Sciences Corp. (A Development Stage Company) as of September 30, 2007 and the related statements of operations and comprehensive loss, cash flows and changes in capital deficit for the year then ended and for the period from January 23, 2004 (Date of Inception) to September 30, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements referred to above present fairly, in all material respects, the financial position of Anavex Life Sciences Corp. as of September 30, 2007 and the results of its operations and its cash flows for the year then ended and for the period from January 23, 2004 (Date of Inception) to September 30, 2007, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements referred to above have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 *to the financial statements, the Company is in the development* stage, has no established source of revenue and is dependent on its ability to raise capital from stockholders or other sources to sustain operations. These factors, along with other matters as set forth in Note 1, raise substantial doubt that the Company will be able to continue as a going concern. These financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Vancouver, Canada
January 11, 2008

"AMISANO HANSON"
Chartered Accountants

750 WEST PENDER STREET, SUITE 604
VANCOUVER CANADA
V6C 2T7

TELEPHONE: 604-689-0188
FACSIMILE: 604-689-9773
E-MAIL: amishan@telus.net

ANAVEX LIFE SCIENCES CORP.
(A Development Stage Company)
BALANCE SHEETS
September 30, 2008 and 2007
(Stated in US Dollars)

ASSETS	2008	2007
Current		
Cash	$ 6,357	$ 25
Equipment – Note 3	862	-
	$ 7,219	$ 25
LIABILITIES		
Current		
Accounts payable and accrued liabilities – Note 4	$ 749,389	$ 462,529
Promissory notes payable – Note 5	1,550,000	-
	2,299,389	462,529
CAPITAL DEFICIT		
Capital stock – Note 6		
Authorized:		
150,000,000 common shares, par value $0.001 per share		
Issued and outstanding:		
19,957,420 common shares (2007: 19,514,722)	19,957	19,515
Shares to be issued – Notes 4 and 8	125,849	-
Additional paid-in capital	4,624,838	1,229,526
Deficit accumulated during the development stage	(7,062,814)	(1,711,545)
	(2,292,170)	(462,504)
	$ 7,219	$ 25

Nature of Operations and Ability to Continue as a Going Concern – Note 1
Commitments – Note 8
Subsequent Event – Note 10

SEE ACCOMPANYING NOTES

ANAVEX LIFE SCIENCES CORP.
(A Development Stage Company)
STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
for the years ended September 30, 2008 and 2007 and
for the period from January 23, 2004 (Date of Inception) to September 30, 2008
(Stated in US Dollars)

	Years Ended September 30, 2008	Years Ended September 30, 2007	January 23, 2004 (Date of Inception) to September 30, 2008
Expenses			
Accounting and audit fees	$ 73,785	$ 20,167	$ 123,416
Amortization and depreciation	220	-	220
Bank charges and interest	11,474	3,308	15,106
Consulting fees – Notes 4 and 8(b)	3,196,213	423,200	3,637,136
Investor relations – Note 8(b)	263,560	-	263,560
Legal fees	30,545	44,999	118,329
Management fees	-	-	14,625
Office and miscellaneous	141,993	41,957	184,328
Registration and filing fees	7,517	12,635	24,330
Rent and administration	75,000	70,000	148,750
Research and development – Note 4	1,479,482	959,698	2,439,180
Website design and maintenance	1,424	5,266	25,270
Loss before other income (expenses)	(5,281,213)	(1,581,230)	(6,994,250)
Other income (expenses)			
Interest	(60,284)	-	(60,284)
Foreign exchange gain (loss)	(9,772)	1,237	(8,280)
Net loss and comprehensive loss for the period	$ (5,351,269)	$ (1,579,993)	$ (7,062,814)
Basic and diluted loss per share	$ (0.27)	$ (0.08)	
Weighted average number of shares outstanding	19,707,708	19,204,565	

SEE ACCOMPANYING NOTES

ANAVEX LIFE SCIENCES CORP.
(A Development Stage Company)
STATEMENTS OF CASH FLOWS
for the years ended September 30, 2008 and 2007 and
for the period from January 23, 2004 (Date of Inception) to September 30, 2007
(Stated in US Dollars)

	Years ended September 30, 2008	Years ended September 30, 2007	January 23, 2004 (Date of Inception) to September 30, 2008
Cash Flows used in Operating Activities			
Net loss for the period	$ (5,351,269)	$ (1,579,993)	$ (7,062,814)
Adjustments to reconcile net loss to net cash used in operations:			
Amortization and depreciation	220	-	220
Stock-based compensation	1,684,786	-	1,684,786
Common shares issued for consulting expenses	319,750	-	319,750
Promissory note issued for severance – Notes 5 and 6	71,500	-	71,500
Common shares issued for severance	340,600	-	340,600
Common shares issued for research and development expenses	-	800,000	800,000
Management fees contributed	-	-	14,625
Rent contributed	-	-	3,750
Changes in non-cash working capital balances related to operations:			
Prepaid expenses	-	220	-
Accounts payable and accrued liabilities	460,360	454,523	922,890
Net cash used in operating activities	(2,474,053)	(325,250)	(2,904,693)
Cash Flows provided by Financing Activities			
Issuance of common shares	1,131,467	-	1,195,467
Proceeds from promissory notes	1,450,000	-	1,450,000
Repayment of promissory note	(100,000)	-	(100,000)
Due to related parties	-	-	33,665
Shareholder advances	-	313,000	333,000
Net cash provided by financing activities	2,481,467	313,000	2,912,132
Cash Flows used in Investing Activities			
Acquisition of equipment	(1,082)	-	(1,082)
Net cash used in investing activities	(1,082)	-	(1,082)
Increase (decrease) in cash during the period	6,332	(12,250)	6,357
Cash, beginning of period	25	12,275	-
Cash, end of period	$ 6,357	$ 25	$ 6,357

Supplemental Cash Flow Information – Note 9

SEE ACCOMPANYING NOTES

ANAVEX LIFE SCIENCES CORP.
(A Development Stage Company)
STATEMENT OF CHANGES IN CAPITAL DEFICIT
for the period January 23, 2004 (Date of Inception) to September 30, 2008
(Stated in US Dollars)

	Common Stock				Deficit Accumulated	
	Shares	Par Value	Additional Paid-in Capital	Common Shares to be Issued	During the Development Stage	Total
Capital stock issued for cash on January 23, 2004 - at $0.0033	12,000,000	$ 12,000	$ 28,000	$ -	$ -	$ 40,000
Net loss from January 23, 2004 to September 30, 2004	-	-	-	-	(14,395)	(14,395)
Balance, September 30, 2004	12,000,000	12,000	28,000	-	(14,395)	25,605
Capital stock issued for cash on December 31, 2004 - at $0.0033	7,200,000	7,200	16,800	-	-	24,000
Management fees contributed	-	-	13,000	-	-	13,000
Rent contributed	-	-	3,000	-	-	3,000
Net loss for the year	-	-	-	-	(91,625)	(91,625)
Balance, September 30, 2005	19,200,000	19,200	60,800	-	(106,020)	(26,020)
Management fees contributed	-	-	1,625	-	-	1,625
Rent contributed	-	-	750	-	-	750
Debt forgiven by directors	-	-	33,666	-	-	33,666
Net loss for the year	-	-	-	-	(25,532)	(25,532)
Balance, September 30, 2006	19,200,000	19,200	96,841	-	(131,552)	(15,511)
Capital stock issued for research and development services on September 24, 2007 - at $3.60	222,222	222	799,778	-	-	800,000
Capital stock issued for settlement of loan payable on September 25, 2007 - at $3.60	92,500	93	332,907	-	-	333,000
Net loss for the year	-	-	-	-	(1,579,993)	(1,579,993)
Balance, September 30, 2007 – carried forward	19,514,722	$ 19,515	$ 1,229,526	$ -	$ (1,711,545)	$ (462,504)

SEE ACCOMPANYING NOTES

ANAVEX LIFE SCIENCES CORP.
(A Development Stage Company)
STATEMENT OF CHANGES IN CAPITAL DEFICIT
for the period January 23, 2004 (Date of Inception) to September 30, 2008
(Stated in US Dollars)

	Common Stock				Deficit Accumulated During the Development	
	Shares	Par Value	Additional Paid-in Capital	Common Shares to be Issued	Stage	Total
Balance, September 30, 2007 – brought forward	19,514,722	$ 19,515	$ 1,229,526	$ -	$ (1,711,545)	$ (462,504)
Capital stock issued for cash on December 10, 2007 - at $3.50	150,000	150	524,850	-	-	525,000
Capital stock issued for consulting services on December 18, 2007 - at $3.86	50,000	50	192,950	-	-	193,000
Capital stock issued in settlement of debt on December 18, 2007 - at $4.50	10,000	10	44,990	-	-	45,000
Stock-based compensation for shares issued at a discount – Note 6	-	-	65,000	-	-	65,000
Capital stock issued for severance on May 15, 2008 - at $5.24	65,000	65	340,535	-	-	340,600
Common shares to be issued for consulting services – Notes 4 and 8	-	-	-	252,599	-	252,599
Capital stock issued for consulting services on August 19, 2008 - at $5.07	25,000	25	126,725	(126,750)	-	-
Capital stock issued for cash on August 19, 2008 - at $4.25	142,698	142	606,325	-	-	606,467
Stock based compensation – Note 8	-	-	1,493,937	-	-	1,493,937
Net loss for the year	-	-	-	-	(5,351,269)	(5,351,269)
Balance, September 30, 2008	19,957,420	$ 19,957	$ 4,624,838	$ 125,849	$ (7,062,814)	$ (2,292,170)

SEE ACCOMPANYING NOTES

(Stated in US Dollars)

Note 1 Nature of Operations and Ability to Continue as a Going Concern

The Company is in the development stage as defined by Statement of Financial Accounting Standard ("SFAS") No. 7 *"Accounting and Reporting by Development Stage Enterprises"* and has not yet realized any revenues from its planned operations. The Company is seeking to develop and market proprietary drug targets for the treatment of cancer and diseases of the central nervous system.

These financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America on a going concern basis, which assumes that the Company will continue to realize its assets and discharge its obligations and commitments in the normal course of operations. Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. At September 30, 2008, the Company had not yet achieved profitable operations, had an accumulated deficit of $7,062,814 (2007 - $1,711,545) since its inception and incurred a net loss of $5,351,269 (2007 - $ 1,579,993) for the year then ended and expects to incur further losses in the development of its business, all of which casts substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. Management has no formal plan in place to address this concern but considers obtaining additional funds by equity financing and/or from issuing promissory notes. Management expects the Company's cash requirement over the twelve-month period ended September 30, 2009 to be $5,180,000. While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate funds for operations.

The Company was incorporated in the State of Nevada, United States of America on January 23, 2004 as Thrifty Printing Inc. On January 25, 2007, the Company changed its business from developing online photofinishing services to its current business and changed its name to Anavex Life Sciences Corp.

Note 2 Significant Accounting Policies

The preparation of financial statements in accordance with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses in the reporting period. The Company regularly evaluates estimates and assumptions related to deferred income tax asset valuations, asset impairment, stock based compensation and loss contingencies. The Company bases its estimates and assumptions on current facts, historical experience and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. The actual results experienced by the Company may differ materially and adversely from the Company's estimates. To the extent there are material differences between the estimates and the actual results, future results of operations will be affected.

Note 2 Significant Accounting Policies – (cont'd)

The financial statements have, in management's opinion, been properly prepared within the framework of the significant accounting policies summarized below:

a) Development Stage Company

The Company is devoting substantially all of its present efforts to establish a new business and none of its planned principal operations have commenced. All losses accumulated since inception has been considered as part of the Company's development stage activities.

b) Equipment

Equipment is recorded at cost and is depreciated at 33% per annum on the straight-line basis.

c) Impairment of Long-Lived Assets

The Company reviews the recoverability of its long-lived assets as required by SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The estimated future cash flows are based upon, among other things, assumptions about future operating performance, and may differ from actual cash flows. Long-lived assets evaluated for impairment are grouped with other assets to the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. If the sum of the projected undiscounted cash flows (excluding interest) is less than the carrying value of the assets, the assets will be written down to the estimated fair value in the period in which the determination is made.

d) Financial Instruments

The carrying value of the Company's financial instruments, consisting of cash and accounts payable and accrued liabilities approximate their fair value due to the short-term maturity of such instruments. Based on borrowing rates currently available to the Company for similar terms and based on the short term duration of the debt instruments, the carrying value of the promissory notes payable approximate their fair value. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

e) Foreign Currency Translation

Monetary items denominated in a foreign currency are translated into US dollars, the reporting currency, at exchange rates prevailing at the balance sheet date and non-monetary items are translated at exchange rates prevailing when the assets were acquired or obligations incurred. Foreign currency denominated expense items are translated at exchange rates prevailing at the transaction date. Gains or losses arising from the translations are included in operations.

(Stated in US Dollars)

Note 2 Significant Accounting Policies – (cont'd)

g) Research and Development Expenses

Research and developments costs are expensed as incurred. These expenses are comprised of the costs of the Company's proprietary research and development efforts, including salaries, facilities costs, overhead costs and other related expenses as well as costs incurred in connection with third-party collaboration efforts. Milestone payments made by the Company to third parties are expensed when the specific milestone has been achieved.

In addition, the Company incurs expenses in respect of the acquisition of intellectual property relating to patents and trademarks. The probability of success and length of time to developing commercial applications of the drugs subject to the acquired patents and trademarks is difficult to determine and numerous risks and uncertainties exist with respect to the timely completion of the development projects. There is no assurance the acquired patents and trademarks will ever be successfully commercialized. Due to these risks and uncertainties, the Company expenses the acquisition of patents and trademarks.

h) Income Taxes

The Company has adopted SFAS No. 109 -- "Accounting for Income Taxes". SFAS No. 109 requires the use of the asset and liability method of accounting for income taxes. Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

i) Basic and Diluted Loss Per Share

In accordance with SFAS No. 128 – "Earnings Per Share", the basic loss per common share is computed by dividing net loss available to common stockholders by the weighted average number of common shares outstanding. Diluted loss per common share is computed similar to basic loss per common share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. For the year ended September 30, 2008, loss per share excludes 1,712,698 (September 30, 2007 – 770,000) potentially dilutive common shares (related to outstanding options and warrants) as their effect was anti-dilutive.

Note 2 Significant Accounting Policies – (cont'd)

j) Stock-based Compensation

The Company accounts for all stock-based payments and awards under the fair value based method.

Stock-based payments to non-employees are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable. The fair value of stock-based payments to non-employees is periodically re-measured until the counterparty performance is complete, and any change therein is recognized over the vesting period of the award and in the same manner as if the Company had paid cash instead of paying with or using equity based instruments. Compensation costs for stock-based payments with graded vesting are recognized on a straight-line basis. The cost of the stock-based payments to non-employees that are fully vested and non-forfeitable as at the grant date is measured and recognized at that date, unless there is a contractual term for services in which case such compensation would be amortized over the contractual term.

The Company accounts for the granting of share purchase options to employees using the fair value method whereby all awards to employees will be recorded at fair value on the date of the grant. The fair value of all share purchase options are expensed over their vesting period with a corresponding increase to additional capital surplus. Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in additional capital surplus, is recorded as an increase to share capital The Company uses the Black-Scholes option valuation model to calculate the fair value of share purchase options at the date of the grant. Option pricing models require the input of highly subjective assumptions, including the expected price volatility. Changes in these assumptions can materially affect the fair value estimate

k) Website Costs

The Company recognizes the costs incurred in the development of the Company's website in accordance with Emerging Issues Task Force Issue No. 00-2 ("EITF 00-2"), "Accounting for Website Development Costs" and, with the provisions of AICPA Statement of Position No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". Accordingly, direct costs incurred during the application stage of development are capitalized and amortized over the estimated useful life. Fees incurred for web site hosting are expensed over the period of the benefit. Costs of operating a web site are expensed as incurred.

(Stated in US Dollars)

Note 2 Significant Accounting Policies – (cont'd)

l) Recent Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes". The interpretation clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with *Statement of Financial Accounting Standards* No. 109, "Accounting for Income Taxes". Specifically, the pronouncement prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on the related derecognition, classification, interest and penalties, accounting for interim periods, disclosure and transition of uncertain tax position. The interpretation is effective for fiscal years beginning after December 15, 2006. Effective October 1, 2007, the Company adopted the provisions of FIN 48. Based on the Company's assessment of FIN 48, as at October 1, 2007, there was no significant impact on the results of operations or financial position and required no adjustment to the opening balance sheet accounts. The Company's analysis supports the same conclusion, and there is no accrual for uncertain tax positions as of September 30, 2008. As a result, tabular reconciliation of beginning and ending balances would not be meaningful. If interest and penalties were to be assessed, we would charge interest to interest expense, and penalties to other operating expense. It is not anticipated that unrecognized tax benefits would significantly increase or decrease within 12 months of the reporting date.

In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 157, Fair Value Measurements (SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements; rather, it applies under other accounting pronouncements that require or permit fair value measurements. The provisions of SFAS 157 are to be applied prospectively as of the beginning of the fiscal year in which it is initially applied, with any transition adjustment recognized as a cumulative-effect adjustment to the opening balance of retained earnings. The provisions of SFAS 157 are effective for fiscal years beginning after November 15, 2007; therefore, the Company anticipates adopting SFAS 157 as of October 1, 2008. The Company expects that the adoption of SFAS 157 will have minimal, if any, impact on its financial statements except for additional disclosure.

In February 2007, the FASB issued SFAS 159, The Fair Value Option for Financial Assets and Financial Liabilities, Including an Amendment of FASB Statement No. 115, which permits the measurement of many financial instruments and certain other asset and liabilities at fair value on an instrument-by-instrument basis (the fair value option). The guidance is applicable for fiscal years beginning after November 15, 2007; therefore, the Company anticipates adopting SFAS 159 as of October 1, 2008. The Company expects that the adoption of SFAS 159 will have minimal, if any, impact on its financial position and results of operations.

(Stated in US Dollars)

Note 2 Significant Accounting Policies – (cont'd)

Recent Accounting Pronouncements – (cont'd)

In June 2007, the Emerging Issues Task Force ("EITF") reached a consensus on EITF No. 07-03, Accounting for Nonrefundable Advance Payments for Goods or Services to Be Used in Future Research and Development Activities ("EITF 07-03"). EITF 07-03 specifies the timing of expense recognition for non-refundable advance payments for goods or services that will be used or rendered for research and development activities. EITF 07-03 was effective for fiscal years beginning after December 15, 2007, and early adoption is not permitted; therefore, the Company anticipates adopting EITF 07-03 as of October 1, 2008. The Company expects that the adoption of EITF 07-03 will have minimal, if any, on its financial position and results of operations.

In December 2007, the EITF reached a consensus on EITF No. 07-01, Accounting for Collaborative Arrangements Related to the Development and Commercialization of Intellectual Property ("EITF 07-01"). EITF 07-01 discusses the appropriate income statement presentation and classification for the activities and payments between the participants in arrangements related to the development and commercialization of intellectual property. The sufficiency of disclosure related to these arrangements is also specified. EITF 07-01 is effective for fiscal years beginning after December 15, 2008. As a result, EITF 07-01 is effective for the Company as of October 1, 2009. The Company expects that the adoption of EITF 07-01 will have minimal, if any, impact on its financial position and results of operations. However, based upon the nature of the Company's business, EITF 07-01 could have a material impact on its financial position and results of operations in future years.

In December 2007, FASB issued Statement No. 141 (Revised 2007), Business Combinations ("SFAS 141(R)") and SFAS No. 160, Accounting and Reporting of Non-controlling Interests in Consolidated Financial Statements, an amendment of ARB No. 51 ("SFAS 160"). These statements will significantly change the financial accounting and reporting of business combination transactions and non-controlling (or minority) interests in consolidated financial statements. SFAS 141(R) requires companies to: (i) recognize, with certain exceptions, 100% of the fair values of assets acquired, liabilities assumed, and non-controlling interests in acquisitions of less than a 100% controlling interest when the acquisition constitutes a change in control of the acquired entity; (ii) measure acquirer shares issued in consideration for a business combination at fair value on the acquisition date; (iii) recognize contingent consideration arrangements at their acquisition-date fair values, with subsequent changes in fair value generally reflected in earnings; (iv) with certain exceptions, recognize pre-acquisition loss and gain contingencies at their acquisition-date fair values; (v) capitalize in-process research and development ("IPR&D") assets acquired; (vi) expense, as incurred, acquisition-related transaction costs; (vii) capitalize acquisition-related restructuring costs only if the criteria in SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities , are met as of the acquisition date; and (viii) recognize changes that result from a business combination transaction in an acquirer's existing income tax valuation allowances and tax uncertainty accruals as adjustments to income tax expense. SFAS 141(R) is required to be adopted concurrently with SFAS *160* and *is effective for business combination* transactions for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Early adoption of these statements is prohibited. The Company has determined the adoption of these statements will not have a material impact on significant acquisitions completed after September 1, 2009.

Anavex Life Sciences Corp.
(A Development Stage Company)
Notes to the Financial Statements
September 30, 2008 and 2007
(Stated in US Dollars)

Note 2 Significant Accounting Policies – (cont'd)

l) New Accounting Standards – (cont'd)

In December 2007, the SEC issued Staff Accounting Bulletin ("SAB") No. 110. SAB 110 expresses the views of the SEC regarding the use of a "simplified" or "shortcut" method, as discussed in SAB No. 107, "Share-Based Payment", in developing an estimate of expected term of "plain vanilla" share options in accordance with SFAS No. 123R. The Company adopted SAB 110 on the date it became effective, January 1, 2008.

In April 2008, the FASB issued FSP 142-3, "Determination of the Useful Life of Intangible Assets." This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, "Goodwill and Other Intangible Assets." The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under Statement 142 and the period of expected cash flows used to measure the fair value of the asset under FASB Statement No. 141 (Revised 2007), "Business Combinations," and other U.S. generally accepted accounting principles (GAAP). This FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The Company does not expect the adoption of FAS 142-3 to have a material effect on its results of operations and financial condition.

In May 2008, FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles ("SFAS 162"). This standard is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U. S. GAAP for non-governmental entities. SFAS No. 162 is effective 60 days following the U. S. Securities and Exchange Commission's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, the meaning of "Present Fairly in Conformity with GAAP". The Company is in the process of evaluating the impact, if any, of SFAS 162 on its financial statements.

Note 3 Equipment

	September 30, 2008		
	Cost	Accumulated Depreciation	Net
Computer equipment	$ 1,082	$ 220	$ 862

	September 30, 2007		
	Cost	Accumulated Depreciation	Net
Computer equipment	$ -	$ -	$ -

(Stated in US Dollars)

Note 4 Related Party Transactions

The following amounts have been donated to the Company by the directors:

	Years ended September 30, 2008	Years ended September 30, 2007	January 23, 2004 (Date of Inception) to September 30, 2008
Management fees	$ -	$ -	$ 14,625
Rent	-	-	3,750
Debt forgiven by directors	-	-	33,666
	$ -	-	$ 52,041

During the year ended September 30, 2008, the Company was charged consulting fees totaling $352,382 (2007: $278,000) by directors and officers of the Company.

During the year ended September 30, 2008, the Company acquired the ownership rights to four Greek patents for consideration of $72,000 pursuant to a patent transfer agreement with an officer of the Company. The charge in respect of the acquisition of these patents has been expensed to research and development.

During the year ended September 30, 2008, the Company terminated the services of its CEO and agreed to a severance package consisting of the issuance of 65,000 common shares at $5.24 per share totaling $340,600. The common shares were valued using the quoted market price of the Company's common stock on the agreement date. In addition, the Company issued a promissory note payable to the former CEO in the amount of $200,000 of which $128,500 was applied to unpaid consulting fees and the remaining $71,500 was charged as severance pay in the current year.

On May 20, 2008, the Company executed an agreement with a director of the Company (Note – 8(d)) to provide consulting services for consideration consisting of 200,000 common shares to be issued every quarter at the rate of 25,000 per quarter commencing August 20, 2008 and by granting 400,000 share purchase options which vest at the rate of 100,000 per quarter commencing August 20, 2008. The Company calculated compensation expense associated with this agreement as follows:

1. The Company calculated the compensation expense associated with the share issuance to be $1,010,000 based on the quoted closing price of the Company's common shares on May 20, 2008. On August 20, 2008, the Company issued 25,000 common shares in respect of this agreement for which it recorded a compensation expense of $126,750. At September 30, 2008, the remaining 175,000 shares to be issued were re-measured with their fair value determined to be $353,500 for which the Company recognized a compensation expense of $125,849 recorded as shares to be issued.

(Stated in US Dollars)

Note 4 Related Party Transactions – (cont'd)

2. The Company calculated a grant-date fair value of the 400,000 options granted in conjunction with this agreement to be $1,031,800. During the year ended September 30, 2008, 100,000 of these options vested for which the Company recognized a compensation expense of $257,950. The remaining 300,000 unvested options were re-measured on September 30, 2008 with their fair value determined to be $172,350 for which the Company recognized compensation expense of $62,802. As at September 30, 2008, there remains $109,548 to be recognized over the remaining term of the agreement.

During the year ended September 30, 2007, the Company issued 92,500 shares of common stock at $3.60 per share to a significant shareholder for settlement of a loan payable of $333,000. The common shares were valued using the quoted market price of the Company's common stock on the settlement date.

As at September 30, 2008, included in accounts payable and accrued liabilities is $10,114 (2007: $167,824) owing to directors and officers of the Company.

Note 5 Promissory Notes Payable

	2008	2007
Promissory notes payable, unsecured, bearing interest at the rate of 8% per annum repayable on December 31, 2008 (1)	$ 1,450,000	$ -
$100,000 promissory note payable, unsecured, non-interest bearing, repayable in four monthly instalments of $25,000 due on July 4, 2008, August 1, 2008, September 5, 2008 and October 3, 2008 (2)	100,000	-
Total promissory notes payable	$ 1,550,000	$ -

(1) The Company does not expect to have the funds available to satisfy the promissory note obligations when they become due on December 31, 2008 but expects to reach agreements with the note holders to extend the repayment date.

(2) The Company issued a promissory note to the former CEO of the Company in the amount of $200,000, pursuant to a termination agreement (Note 5). The note is non-interest bearing and had specified repayment terms. $100,000 was paid in accordance with the terms of the note. As at September 30, 2008 the Company is in default of the payment terms in the amount of $75,000. Subsequent to September 30, 2008 the Company was in default for the entire $100,000 balance owing.

(Stated in US Dollars)

Note 6 Capital Stock

On May 24, 2006, the board of directors approved a six (6) for one (1) forward split of the authorized issued and outstanding common stock. The Company's authorized capital increased from 25,000,000 shares of common stock to 150,000,000 shares of common stock.

On September 24, 2007, the Company issued 222,222 common shares common shares at $3.60 per share for a total of $800,000 for research and development expenses. The common shares were recorded based upon the quoted market price of the Company's common stock on the agreement date.

On September 25, 2007, the Company settled a loan payable in the amount of $333,000 by issuing 92,500 common shares at $3.60 per share, being the quoted market price of the Company's common stock on the settlement date.

On December 10, 2007, the Company issued 150,000 units at $3.50 per unit for proceeds of $525,000. Each unit consisted of one common share and one common share purchase warrant entitling the holder to purchase an additional common share at $5.00 per share until December 10, 2009.

On December 18, 2007, the Company issued 10,000 shares at $4.50 per share for a total of $45,000 pursuant to an agreement to settle a debt and issued 50,000 shares at $3.86 per share for a total of $193,000 pursuant to a consulting agreement. The Company recorded compensation expense of $65,000 in respect of these issuances based on the excess of the fair value of these shares over the balances at which they were recorded by the Company.

On May 15, 2008, the Company issued 65,000 common shares at $5.24 per share for a total of $340,600 to its former CEO in accordance with the terms of a severance agreement upon the termination of his services. (Notes 5 and 10) The common shares were recorded based upon the quoted market price of the Company's common stock on the agreement date.

On August 19, 2008, the Company issued 25,000 common shares at $5.07 per share for a total of $126,750 to a director of the Company pursuant to an agreement to provide consulting services. The common shares were recorded based upon the quoted market price of the Company's common stock on the agreement date.

On August 19, 2008, the Company issued 142,698 units at $4.25 per unit for proceeds of $606,467 pursuant to private placement agreements. Each unit consisted of one common share and one common share purchase warrant entitling the holder to purchase an additional common share at $5.00 per share until August 19, 2009.

(Stated in US Dollars)

Note 7 Income Taxes

The tax effects of the temporary differences that give rise to the Company's estimated deferred tax assets and liabilities are as follows:

	2008 (34.00%)	2007 (34.00%)
Net operating loss carryforwards	$ 1,639,000	$ 582,000
Accrued expenses not currently deductible for tax	189,000	-
Valuation allowance for deferred tax assets	(1,828,000)	(582,000)
Net deferred tax assets	$ -	$ -

The provision for income taxes differ from the amount established using the statutory income tax rate as follows:

	2008	2007
Income benefit at statutory rate	$ (1,819,000)	$ (553,000)
Stock-based compensation	573,000	-
Increase in valuation allowance	1,246,000	553,000
Deferred income tax recovery	$ -	$ -

As of September 30, 2008, the Company had net operating loss carryforwards of approximately $4,821,000 available to offset future taxable income. The carryforwards will begin expiring in 2024 unless utilized in earlier years.

The Company evaluates its valuation allowance requirements based on projected future operations. When circumstances change and this causes a change in management's judgment about the recoverability of deferred tax assets, the impact of the change on the valuation allowance is reflected in current income. As management of the Company does not currently believe that it is more likely than not that the Company will receive the benefit of this asset, a valuation allowance equal to the deferred tax asset has been established at both September 30, 2008 and September 30, 2007.

(Stated in US Dollars)

Note 7 Income Taxes – (cont'd)

Uncertain Tax Positions

On October 1, 2007, the Company adopted FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 prescribes a recognition threshold and measurement attribute for the recognition and measurement of tax positions taken or expected to be taken in income tax returns. FIN 48 also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, and accounting for interest and penalties associated with tax positions.

The Company files income tax returns in the U.S. federal jurisdiction, various state and foreign jurisdictions. The Company's tax returns are subject to tax examinations by U.S. federal and state tax authorities, or examinations by foreign tax authorities until respective statue of limitation. It is subject to tax examinations by tax authorities for all taxation years commencing on or after 2004.

Based on the management's assessment of FIN 48, it was concluded that the adoption of FIN 48, as of October 1, 2007, had no significant impact on the Company's results of operations or financial position, and required no adjustment to the opening balance sheet accounts. The year-end analysis supports the same conclusion, and the Company does not have an accrual for uncertain tax positions as of September 30, 2008. As a result, tabular reconciliation of beginning and ending balances would not be meaningful. If interest and penalties were to be assessed, we would charge interest to interest expense, and penalties to other operating expense. It is not anticipated that unrecognized tax benefits would significantly increase or decrease within 12 months of the reporting date.

The Company is in arrears on filing its statutory income tax returns and is therefore has estimated the expected amount of loss carry forwards available once the outstanding returns are filed. The Company expects to have significant net operating loss carry forwards for income tax purposes available to offset future taxable income.

Note 8 Commitments

a) Share Purchase Warrants

A summary of the Company's share purchase warrants outstanding is presented below:

	Number of Shares	Exercise Price
Balance, September 30, 2006 and September 30, 2007	-	-
Issued	292,698	$5.00
Balance, September 30, 2008	292,698	$5.00

(Stated in US Dollars)

Note 8 Commitments – (cont'd)

a) Share Purchase Warrants – (cont'd)

At September 30, 2008, the Company has 292,698 currently exercisable share purchase warrants outstanding as follows:

Number	Exercise Price	Expiry Date
142,698	$5.00	August 2009
150,000	$5.00	December 2009
292,698		

b) Stock–based Compensation Plan

In April, 2007, the Company adopted a stock option plan which provides for the granting of stock options to selected directors, officers, employees or consultants in an aggregate amount of up to 3,000,000 common shares of the Company and, in any case, the number of shares to be issued to any one individual pursuant to the exercise of options shall not exceed 10% of the issued and outstanding share capital. The granting of stock options, exercise prices and terms are determined by the Company's Board of Directors. If no vesting schedule is specified by the Board of Directors on the grant of options, then the options shall vest over a 4-year period with 25% the granted vesting each year commencing 1 year from the grant date. For stockholders who have greater than 10% of the outstanding common shares of the Company and who have granted options, the exercise price of their options shall not be less than 110% of the fair of the stock on grant date. Otherwise, options granted shall have an exercise price equal to their fair value on grant date.

A summary of the status of company's outstanding stock purchase options for the year ended September 30, 2008 is presented below:

	Number of Shares	Weighted Average Exercise Price
Outstanding at September 30, 2006	-	-
Granted	770,000	$3.00
Outstanding at September 30, 2007	770,000	$3.00
Forfeited	(500,000)	$3.00
Granted	1,150,000	$4.78
Outstanding at September 30, 2008	1,420,000	$4.44
Exercisable at September 30, 2008	450,000	$4.73
Exercisable at September 30, 2007	Nil	$ -

(Stated in US Dollars)

Note 8 Commitments – (cont'd)

b) Stock–based Compensation Plan – (cont'd)

At September 30, 2008, the following stock options were outstanding:

Number of Shares				Aggregate	Intrinsic Value
Total Number	Number Vested	Exercise Price	Expiry Date	Intrinsic Value	Of Vested Options
100,000 (1)	-	$3.86	December 1, 2010	$ 184,000	$ -
400,000 (2)	100,000	$5.25	May 20,2011	1,292,000	323,000
50,000 (3)	50,000	$3.75	November 1, 2012	86,500	86,500
150,000 (4)	75,000	$3.85	December 3, 2012	274,500	137,250
450,000 (5)	225,000	$5.00	June 3, 2013	1,341,000	670,500
270,000 (6)	-	$3.00	February 8, 2017	264,600	-
1,420,000	450,000			$ 3,442,600	$ 1,217,250

1. As at September 30, 2008, these options have not vested. The options vest upon the Company listing its shares on the American Stock Exchange or any other nationally recognized stock exchange by December 1, 2012 or in the event of a change of control and a listing on a nationally recognized stock exchange is not required. No stock-based compensation has been recorded in the financial statements as the performance condition has not yet been met.

2. As at September 30, 2008, 100,000 of these options have vested. The remaining 300,000 shares vest as follows: 100,000 on November 20, 2008, 100,000 on February 20, 2009 and 100,000 on May 20, 2009. The fair value of the options on the grant date was calculated to be $1,031,800 for which the Company has recognized stock-based compensation for the options that vested in the amount of $257,950 included with consulting fees in the financial statements for the year ended September 30, 2008. The remaining 300,000 unvested options were re-measured on September 30, 2008 with their fair value determined to be $172,350 for which the Company recognized compensation expense of $62,802 included with consulting fees in the financial statements for the year ended September 30, 2008.

3. As at September 30, 2008 these options were fully vested. The fair value of these options was calculated to be $122,150 which amount has been recognized as stock-based compensation and included with investor relations expense in the financial statements for the year ended September 30, 2008.

4. As at September 30, 2008, 75,000 of these options had vested. The remaining 75,000 options vest on December 4, 2008. The fair value of the options on the grant date was calculated to be $269,910 for which the Company has recognized stock-based compensation in the amount of $256,954 included with consulting fees in the financial statements for the year ended September 30, 2008

5. As at September 30, 2008, 225,000 of these options have vested. The remaining 225,000 options vest on June 3, 2009. The fair value of the options on the grant date was calculated to be $1,136,025 for which the Company has recognized stock-based compensation in the amount of $794,081 included with consulting fees in the financial statements for the year

ended September 30, 2008.

6. As at September 30, 2008, these options have not vested. The options vest upon one or more compounds: entering Phase 2 Trial – 90,000 options; entering Phase 3 Trial – 90,000 options; and receiving FDA approval – 90,000 options. No stock-based compensation has been recorded in the financial statements as none of the performance conditions have yet been met.

(Stated in US Dollars)

Note 8 Commitments – (cont'd)

b) Stock–based Compensation Plan – (cont'd)

The fair value of stock options granted has been determined using the Black-Scholes option pricing model using the following weighted average assumptions applied to stock options granted during the years:

	2008	2007
Risk-free interest rate	2.28% - 3.785%	-
Expected life of options	2.25 - 5 years	-
Annualized volatility	77.82%	-
Dividend rate	0%	-

The volatility was determined based on an index of volatility from comparable companies. The expected term of the options granted to employees is derived from the simplified method as prescribed by SEC Staff Accounting Bulletin No. 110 given that the Company has no historical experience with the exercise of options for which to base an estimate of the expected term of options granted. The Company anticipates it will discontinue the use of the simplified method of SAB 110 once sufficient historical option exercise behavior becomes apparent. The expected term of options granted to non-employees was determined to be the option term.

At September 30, 2008, the following summarizes the unvested stock options:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Grant-date Fair value
Unvested options at September 30, 2006	-	-	-
Granted	770,000	$3.00	$2.21
Unvested options at September 30, 2007	770,000	$3.00	
Forfeited	(500,000)	$3.00	$2.21
Granted	1,150,000	$4.78	$2.47
Vested	(450,000)	$4.73	$2.46
Unvested options at September 30, 2008	970,000	$4.31	$2.42

(Stated in US Dollars)

Note 8 Commitments – (cont'd)

b) Stock–based Compensation Plan – (cont'd)

As at September 30, 2008, there was a total of $ 464,447 of unrecognized compensation cost associated with unvested share-based compensation awards that will become vested exclusive of achieving any performance milestones. This unrecognized compensation cost is expected to be recognized during the year ended September 30, 2009. There has been no stock-based compensation recognized in the financial statements for the year ended September 30, 2008 for options that vest upon the achievement of performance milestones because the Company has determined that satisfaction of the performance milestones was not probable. Compensation relating to stock options exercisable upon achieving performance milestones will be recognized in the period the milestones are achieved.

Stock-based compensation amounts, including those relating to shares issued for non-cash consideration during the year (Note 6), are classified in the Company's Statement of Operations as follows:

	2008	2007
Consulting	$ 2,218,488	$ -
Investor relations	127,650	-
	$ 2,346,138	$ -

c) Patent and Collaboration Agreement

On February 1, 2007, the Company signed a contract with an officer of the Company to acquire property for the development of a new drug compound including three patents and one patent application. Pursuant to the agreement, the Company agreed to the following:

i) Invest a minimum of $200,000 every fiscal year into scientific research and;

ii) Hire the director as a consultant to carry out the Company's Research and Development program at $6,000 per month and;

iii) Pay to the director 6% of the net income earned from the exploitation of the patent and patent application; and

iv) Disburse a one-time payment to the director an amount of $72,000 before December 31, 2007 as consideration for the transfer of the patents and the patent application. (paid)

Effective January 1, 2008, the monthly salary paid to the director was increased to 7,000 Euros. As at September 30, 2008, the Company has complied with the terms of the Patent and Collaboration Agreement and it remains in good standing

(Stated in US Dollars)

Note 8 Commitments – (cont'd)

d) Consulting Agreement – Note 4

On May 20, 2008, the Company signed an agreement with a director of the Company to provide consulting services. Pursuant to the terms of the agreement, the Company:

i) will issue 200,000 common shares at the rate of 25,000 common shares per quarter commencing August 20, 2008.

ii) issued 400,000 common stock options entitling the consultant to purchase an additional common share for each option held at $5.25 per share for a period of 3 years. These options vest at the rate of 100,000 options per quarter commencing August 20, 2008.

iii) will pay a 4% finder's fee for up to $100 million on funds raised from any source except from investment banking enterprises and 2% for funds raised in excess of $100 million.

The consulting agreement with the director is being accounted for in accordance with the provisions of EITF 96-18, *"Accounting for Equity Instruments That are Issued Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services"* whereby the fair values of the shares to be issued and the unvested options are recognized ratably over the period for the consulting services are provided.

During the year ended September 30, 2008, the Company recognized stock-based compensation in the following amounts in respect of this consulting agreement:

Common shares issued		$	126,750
Common shares to be issued		$	125,849
Stock – based compensation	- options vested	$	257,950
	- options not yet vested	$	62,802

Note 9 Supplemental Cash flow Information

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statements of cash flows.

During the year ended September 30, 2008:

a) The Company terminated the services of its CEO and the agreed upon severance package included the issuance of 65,000 common shares at $5.24 per share totaling $340,600 and the issuance of a promissory note payable in the amount of $200,000 of which $128,500 was applied to unpaid consulting fees and the remaining $71,500 was charged as severance pay in the current year.

b) The Company issued 10,000 shares at $4.50 per share for a total of $45,000 to settle an account payable.

c) The Company issued 50,000 common shares at $3.86 per share for a total of $193,000 and 25,000 common shares at $5.00 per share for a total of $125,000 for payments of consulting services.

(Stated in US Dollars)

Note 9 Supplemental Cash flow Information – (cont'd)

During the year ended September 30, 2007:

a) The Company issued 92,500 shares of common stock at $3.60 per share to a significant shareholder for settlement of a loan payable of $333,000.

b) The Company issued 222,222 shares of common stock at $3.60 per share for a total of $800,000 for research and development services.

There were no amounts paid in 2008 and 2007 in respect of interest or income taxes.

Note 10 Subsequent Event

Subsequent to September 30, 2008:

i) the Company issued 25,000 common shares to a director of the Company pursuant to a consulting agreement (Note 8(d)).

ii) the Company entered into private placement subscription agreements to issue units of the Company at a price of $2.25 per unit. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase an additional share at a price of $4.00 per share for a period of one year from the closing date of the offering. The total offering is intended to be $3,500,000. To date, the Company has raised $195,500 on this unit offering.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL MATTERS

On January 21, 2008, Amisano Hanson. Chartered Accountants resigned as our independent accountant. Amisano Hanson recently entered into an agreement with BDO Dunwoody LLP, pursuant to which Amisano Hanson will merge its operations into BDO Dunwoody and certain of the professional staff and partners joined BDO Dunwoody either as employees or partners of BDO Dunwoody and will continue to practice as members of BDO Dunwoody.

The report of Amisano Hanson regarding our financial statements for the fiscal years ended December 31, 2006 and 2005 did not contain any adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles, except that such report on our financial statements for the years ended December 31, 2006 and 2005 contained an explanatory paragraph in respect to uncertainty as to our ability to continue as a going concern. During the years ended December 31, 2006 and 2005 and during the period from the end of the most recently completed fiscal year through January 21, 2008, the date of resignation, there were no disagreements with Amisano Hanson on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Amisano Hanson would have caused it to make reference to such disagreements in its reports.

We provided Amisano Hanson with a copy of our current report on Form 8-K prior to its filing with the Securities and Exchange Commission and requested that Amisano Hanson furnish our company with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the above statements and, if it does not agree, the respects in which it does not agree. A copy of such letter, dated March 7, 2008, is attached as Exhibit 16.1 to our current report on Form 8-K/A filed with the SEC on March 10, 2008.

Concurrent with the resignation of Amisano Hanson, we engaged BDO Dunwoody, as our independent accountant. Prior to engaging BDO Dunwoody, we did not consult with BDO Dunwoody regarding the application of accounting principles to a specific completed or contemplated transaction or regarding the type of audit opinion that might be rendered by BDO Dunwoody on our financial statements, and BDO Dunwoody did not provide any written or oral advice that was an important factor considered by our company in reaching a decision as to any such accounting, auditing or financial reporting issue. The engagement of BDO Dunwoody was approved by our board of directors.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As required by paragraph (b) of Rules 13a-15 and 15d-15 under the Exchange Act, our management, with the participation of our principal executive and principal financial officer, evaluated our company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by this Annual Report on Form 10-K. Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our company's reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed in our company's reports filed under the Exchange Act is accumulated and communicated to our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Based on its evaluation, our management, with the participation of our principal executive and principal financial officer concluded that as of the end of the period covered by this Annual Report on Form 10-K, our disclosure controls and procedures were not effective.

Management's Report on Internal Control over Financial Reporting.

Management is responsible for establishing and maintaining adequate internal control over our financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our management evaluated, under the supervision and with the participation of our principal executive and principal financial officer, the effectiveness of our internal control over financial reporting as of September 30, 2008.

Based on its evaluation under the framework in Internal Control—Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission, our management, with the participation of our principal executive and principal financial officer concluded that our internal control over financial reporting was not effective as of September 30, 2008, due to the existence of significant deficiencies constituting material weaknesses, as described in greater detail below. A material weakness is a control deficiency, or combination of control deficiencies, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

This annual report does not include an attestation report of our company's independent registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by our company's independent registered public accounting firm pursuant to temporary rules of the SEC that permit our company to provide only management's report in this annual report.

<u>Material Weaknesses Identified</u>

Based on our management's evaluation required by paragraph (d) of Rule 13a-15 and of Rule 15d-15 of the Exchange Act, certain significant deficiencies in internal control became evident to management that our management believes represent material weaknesses, including:

(i) Lack of independent members on our audit committee. Our principal executive and principal financial officer is the only member of our audit committee. We currently have three independent directors on our board, but have yet to elect a functioning audit committee. Our goal is to eventually have an audit committee comprised of independent directors.

(ii) Insufficient segregation of duties in our finance and accounting functions due to limited personnel. During the year ended September 30, 2008, we had limited staff that performed nearly all aspects of our financial reporting process, including, but not limited to, access to the underlying accounting records and systems, the ability to post and record journal entries and responsibility for the preparation of the financial statements. This creates certain incompatible duties and a lack of review over the financial reporting process that would likely result in a failure to detect errors in spreadsheets, calculations, or assumptions used to compile the financial statements and related disclosures as filed with the SEC. These control deficiencies could result in a material misstatement to our interim or annual consolidated financial statements that would not be prevented or detected;

(iii) There is a lack of sufficient supervision and review by our management;

(iv) Insufficient corporate governance policies. Although we have a code of ethics which provides broad guidelines for corporate governance, our corporate governance activities and processes are not always formally documented. Specifically, decisions made by the board to be carried out by management should be documented and communicated on a timely basis to reduce the likelihood of any misunderstandings regarding key decisions affecting our operations and management; and

(v) Our company's accounting staff does not have sufficient technical accounting knowledge relating to accounting for income taxes and complex US GAAP matters. Management corrected any errors prior to the release of our company's September 30, 2008 financial statements.

Plan for Remediation of Material Weaknesses

We intend to take appropriate and reasonable steps to make the necessary improvements to remediate these deficiencies. We intend to consider the results of our remediation efforts and related testing as part of our year-end 2009 assessment of the effectiveness of our internal control over financial reporting.

We have implemented certain remediation measures and are in the process of designing and implementing additional remediation measures for the material weaknesses described in this annual report. Such remediation activities include the following:

(1) We intend to appoint independent members to our audit committee in the 2009 fiscal year; and

(2) We intend to update the documentation of our internal control processes, including formal risk assessment of our financial reporting processes.

Limitations on Effectiveness of Controls

Our principal executive and principal financial officer does not expect that our disclosure controls or our internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additional controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the fiscal year ended September 30, 2008 that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

Certificates

Certificates with respect to disclosure controls and procedures and internal control over financial reporting under Rules 13a-14(a) or 15d-14(a) of the Exchange Act are attached to this annual report on Form 10-K.

ITEM 9B OTHER INFORMATION

None.

PART III

ITEM 10 DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Directors and Executive Officers, Promoters and Control Persons

As at September 30, 2008, our directors and executive officers, their age, positions held, and duration of such, are as follows:

Name	Position Held with our Company	Age	Date First Elected or Appointed
Panos Kontzalis [(1)]	Former Chief Executive Officer and Director	63	January 25, 2007
Harvey Lalach	President, Chief Financial Officer and Director	42	April 25, 2006
Cameron Durrant	Director	47	December 17, 2007
Alison Ayers	Director	56	May 20, 2008
David Tousley	Director	53	June 3, 2008
Alexander Vamvakides[(2)]	Former Director	69	January 31, 2007

(1) Mr. Kontzalis resigned on May 20, 2008
(2) Mr. Vamvakides resigned on May 20, 2008

Certain Significant Employees

As at September 30, 2008, our significant employees, their age, positions held, and duration of such, are as follows:

Name	Position Held with our Company	Age	Date First Appointed
Alexandre Vamvakides	Chief Scientific Officer	69	January 27. 2007
George Kalkanis	VP Strategic Planning	42	February 8, 2007

Business Experience

The following is a brief account of the education and business experience of directors and executive officers during at least the past five years, indicating their principal occupation during the period, and the name and principal business of the organization by which they were employed.

Harvey Lalach, President, Chief Financial Officer and Director since January 25, 2007

For the past 22 years Mr. Lalach has been involved in various aspects of the securities industry. From 1986 through to 1997 he was involved in various roles in financial institutions starting at the Vancouver Stock Exchange and later working in securities related roles for BMO Nesbitt Burns and TD Bank and. For the past 10 years Mr. Lalach has focused on the operation and administration of numerous start-up US and Canadian public companies serving as both Director and Officer in various capacities. Most recently Mr. Lalach served as President and CEO for Assure Energy, Inc. (OTCBB: ASUR) and Quarry Oil & Gas Corp. (TSXV: QUC). Throughout his career, Mr. Lalach has gained extensive experience in the Management and Governance of listed public companies.

Cameron Durrant, Director since December 17, 2007

Mr. Durrant is currently Worldwide Vice President, Virology Global Strategic Marketing for Johnson + Johnson (NYSE: JNJ). Dr. Durrant was president and CEO of Pediamed Pharmaceuticals, Inc. Dr. Durrant's background also includes executive-level positions with Merck & Co. (NYSE: MRK), Glaxo Smith Kline PLL (NYSE GSK) and Pharmacia Healthcare Ltd. (now Pfizer Inc. (NYSE: PFE)). Dr. Durrant was a regional winner and national finalist for Ernst & Young's Entrepreneur of the Year award in 2005. Dr. Durrant holds a MBA from Henley Management College at Oxford and a MB and BCh (equivalent to American MD degree) from the Welsh National School of Medicine in Cardiff, U.K.

Alison Ayers, Director since May 20, 2008

Ms. Ayers is the current Worldwide Commercial Head for Oncology for Pfizer Inc. (NYSE: PFE). She is a member of the leadership team that develops Pfizer's oncology strategic plan and which manages the portfolio, including asset prioritization, development planning, strategic and investment decisions including licensing and acquisitions.

Previously, Ms. Ayers was Commercial Head, Infectious Disease, Worldwide Marketing for Pfizer, responsible for strategic leadership for the company's infectious disease portfolio. Under her leadership, Pfizer's infectious disease portfolio exceeded $3 billion in sales in 2005, with two compounds achieving sales growth of 20-30%.

Before joining Pfizer Ms. Ayers was Vice President of Portfolio Management for Pharmacia Healthcare Ltd, where she developed and implemented strategies to maximize earnings from the company's complex global $2.5 billion diversified products portfolio, which is comprised of more than 600 mature, non- promoted products. In her earlier role as Vice President, Commercial Development, Oncology for Pharmacia, Ms. Ayers was responsible for providing commercial leadership for the company's oncology pipeline, and held a pivotal role in the acquisition of biotech company Sugen, which delivered Pfizer's leading angiogenesis inhibitor, Sutent. Pharmacia was acquired by Pfizer in 2003.

Ms. Ayers' background also includes senior positions in business and product planning for numerous bioscience and pharmaceutical companies, including Merck & Co. (NYSE: MRK), The Health Care Group, U.S. Bioscience, Inc. (Amex: UBS), Bristol-Myers Squibb Co. (NYSE: BMY) and Lederle Laboratories. She holds a Master of Science with distinction in biopharmacy and a Diploma in Business Studies, both from the University of London, UK, as well as a Bachelor of Science with honors in physiology and biochemistry from the University of Southampton, UK.

David Tousley, Director since June 3, 2008

Mr. Tousley has over 25 years of senior-level experience in biotech, specialty pharmaceuticals and full-phase pharmaceutical companies. He has held the position of President, COO and CFO at companies including airPharma, PediaMed Pharmaceuticals, Inc., AVAX Technologies Inc. (AVXT.OB), and Pasteur, Merieux, Connaught, (known today as Sanofi-Pasteur SA). During his career, Mr. Tousley has led all aspects of operations, including pharmaceutical development, in both the private and public company environment. His accomplishments include the raising over $90 million in debt and equity financings and he has led key business development activities, including joint ventures, partnerships, acquisitions and divestitures in the U.S., Europe and Australia.

Mr. Tousley currently serves as a director of ImmunoGenetix Therapeutics, Inc, a biotech company that is developing advanced DNA immunotherapies for HIV infection. He holds an MBA in accounting from Rutgers Graduate School of Business and a B.A. in English from Rutgers College, both in New Jersey. Mr. Tousley belongs to the New Jersey Society of Certified Public Accountants and the American Institute of Certified Public Accountants.

Alexandre Vamvakides, Chief Scientific Officer since Chief Scientific Officer

Dr. Vamvakides has spent 30 years in research focusing on the therapeutic/pharmacological areas of nootropes, anti-neurodegenerative (anti-Alzheimer), antiepileptic, antidepressive, and prototype molecules. During his career, Dr. Vamvakides has been published over 80 times in highly respected Medical/Scientific journals. In the past 30 years, Dr. Vamvakides has pioneered his expertise at the Institut National de la Sante et de la Recherche Medicale (INSERM) in Paris France, at the University of Athens (Greece), Ciba-Geigy (Basel, Switzerland) and Sanofi (Montpellier, France), and many other research laboratories throughout Europe for the discovery and development of new concepts in the therapeutic areas of Central Nervous System, oncology and anti-inflammatory diseases. Dr. Vamvakides holds a M.Sc. in Chemistry from Bordeaux University, France, a M.Sc. in Pharmacology, a M.Sc. in Biochemistry and a Ph.D. in Molecular Pharmacology all from the University of Paris Medical School.

George Kalkanis, Vice-President, Strategic Planning since February 8, 2007

Mr. Kalkanis has over 15 years experience in the area of Business Analysis. His expertise is in analyzing information from various sources and developing intelligent models that provide assessments in order to support managerial business decision making. In the Phamaceutical sector Dr. Kalkanis has provided Busienss Forcasting and Marketing analysis solutions to Pharmaceutical Companies in Greece, such as Novartis Inc. (NYSE: NVS) and Boehringer Ingelheim GmbH. Dr. Kalkanis holds Masters and Doctorate Degrees from the University of Manchester (UK) in the areas of Information engineering, Computation and Applied Statisitcs.

Committees of the Board

Audit Committee

We have an audit committee, comprised of one director, Harvey Lalach, and an audit committee charter. A copy of our audit committee charter is attached as an exhibit to this Annual Report. The Audit Committee represents the Board of Directors in discharging its responsibility relating to the accounting, reporting and financial practices of the Company and its subsidiaries, and has general responsibility for oversight of internal controls, accounting and audit activities and legal compliance of the Company and its subsidiaries. However, the Audit Committee's function is one of oversight only and shall not relieve the Company's management of its responsibilities for preparing financial statements which accurately and fairly present the Company's financial results and conditions or the responsibilities of the independent accountants relating to the audit or review of financial statements.

Currently we have one member of our Board of Directors who is considered as an "audit committee financial expert" as defined in Item 407(d)(5)(ii) of Regulation S-K, however he does not sit on our Audit Committee.

We have three directors in total who qualify as "independent" as the term is used in Item 7(d)(3)(iv) of Schedule 14A under the *Securities Exchange Act of 1934, as amended.*

Nominating Committee

We do not have a Nominating Committee, our entire board of director performs the functions of a Nominating Committee and oversees the process by which individuals may be nominated to our board of directors.

The current size of our board of directors does not facilitate the establishment of a separate committee. We hope to establish a separate Nominating Committee consisting of independent directors, if the number of our directors is expanded.

Compensation Committee

We do not have a compensation committee.

Family Relationships

There are no family relationships between any director or executive officer.

Involvement in Certain Legal Proceedings

Our directors, executive officers, or control persons have not been involved in any of the following events during the past five years:

1. any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;
2. any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offences);
3. being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or
4. being found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

Code of Ethics

We have adopted a code of ethics in compliance with Item 406 of Regulation S-K that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. We undertake herewith to provide by mail to any person without charge, upon request, a copy of such code of ethics if we receive the request in writing by mail to: Anavex Life Sciences Corp.

Section 16(a) Beneficial Ownership Compliance

Section 16(a) of the Securities Exchange Act requires our executive officers and directors, and persons who own more than 10% of our common stock, to file reports regarding ownership of, and transactions in, our securities with the Securities and Exchange Commission and to provide us with copies of those filings. Based solely on our review of the copies of such forms received by us, or written representations from certain reporting persons, we believe that during fiscal year ended September 30, 2008, all filing requirements applicable to its officers, directors and greater than ten percent beneficial owners were complied with, with the exception of the following:

Name	Number of Late Reports	Number of Transactions Not Reported on a Timely Basis	Failure to File Requested Forms
Panos Kontzalis	Nil	Nil	Nil
Alexandre Vamvakides	Nil	Nil	Nil
Athanasios Skarpelos	1[(1)]	1	Nil
George Kalkanis	Nil	Nil	Nil
Angela Vernadaki	Nil	Nil	Nil
Cameron Durrant	Nil	Nil	Nil
Alison Ayers	Nil	Nil	Nil
Harvey Lalach	Nil	Nil	Nil
David Tousley	Nil	Nil	Nil

[(1)] Mr. Skarpelos filed a late Form 4

ITEM 11. EXECUTIVE COMPENSATION

Summary Compensation

The particulars of compensation paid to the following persons:

- our principal executive officer;
- each of our two most highly compensated executive officers who were serving as executive officers at the end of the year ended September 30, 2008 who had total compensation exceeding $100,000; and

individual was not serving as our executive officer at the end of the most recently completed financial year, who we will collectively refer to as the named executive officers, of our years ended September 30, 2008, 2007 and 2006, are set out in the following summary compensation table:

SUMMARY COMPENSATION TABLE									
Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensa-tion	Nonqualified Deferred Compensation Earnings ($)	All Other Compensa-tion ($)	Total ($)

						($)			
Harvey Lalach[1] *President, CFO and Secretary*	2008 2007 2006	$111,500 $56,000 Nil	Nil Nil Nil	Nil Nil Nil	$264,694 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$376,194 $56,000 Nil
Panos Kontzalis [2] Former *CEO*	2008 2007 2006	$127,500 $136,000 N/A	Nil Nil Nil	$340,600 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$71,500 Nil Nil	$539,600 $136,000 N/A

SUMMARY COMPENSATION TABLE									
Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Alexandre Vamvakides[(3)]	2008	$113,382	Nil	Nil	Nil	Nil	Nil	Nil	$113,382
Chief Scientific Officer	2007	$48,000	Nil	Nil	Nil	Nil	Nil	Nil	$48,000
	2006	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
George Kalkanis[(4)]	2008	$90,000	Nil	Nil	Nil	Nil	Nil	Nil	$90,000
VP Strategic Planning	2007	$60,000	Nil	Nil	Nil	Nil	Nil	Nil	$60,000
	2006	N/A	Nil	Nil	Nil	Nil	Nil	Nil	N/A
Angela Vernadaki[(5)]	2008	$28,280	Nil	Nil	Nil	Nil	Nil	Nil	$28,280
Former *VP Business*	2007	$41,600	Nil	Nil	Nil	Nil	Nil	Nil	$41,600
Development	2006	N/A	Nil	Nil	Nil	Nil	Nil	Nil	N/A
Yang Wu[(6)]	2008	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Former President and	2007	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
CEO	2006	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Pei Ru Wu[(7)]	2008	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Former COO	2007	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2006	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

[(1)] Mr. Lalach was appointed President, CFO and Secretary on April 25, 2006. The fair value of the options granted to Harvey Lalach during the year was $378,675 of which $264,694 was expensed as stock-based compensation during the year. See Note 8 of the financial statements for the disclosure of the assumptions used in calculating the fair value of the options awarded.
[(2)] Dr. Kontzalis resigned as CEO on May 20, 2008.
[(3)] Dr. Vamvakides was appointed Chief Scientific Officer on January 31, 2007.
[(4)] Mr. Kalkanis was appointed VP Strategic Planning on February 8, 2007.
[(5)] Ms. Vernadaki was appointed VP Business Development on February 8, 2007 and resigned the position on February 29, 2008.
[(6)] Yang Wu resigned from his positions as CEO and President on April 25, 2006 and resigned as Director effective May 22, 2006.
[(7)] Pei Ru Wu resigned from his positions as COO and President on April 25, 2006 and resigned as Director effective May 22, 2006.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth for each named executive officer certain information concerning the outstanding equity awards as of September 30 2008.

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested	Market Value of Shares or Units of Stock that Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested
Harvey Lalach	75,000	Nil	75,000	$5.00	June 3, 2013	Nil	Nil	Nil	Nil
Panos Kontzalis	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
George Kalkanis	Nil	Nil	150,000	$3.00	Feb 8, 2017	Nil	Nil	Nil	Nil
Angela Vernadaki	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Name	Option Awards					Stock Awards			
	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested	Market Value of Shares or Units of Stock that Have Not Vested	Equity Incentive Plan Awards : Number of Unearned Shares, Units or Other Rights that Have Not Vested	Equity Incentive Plan Awards : Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested
Alison Ayers	75,000	Nil	75,000	$5.00	June 3, 2013	Nil	Nil	Nil	Nil
Cameron Durrant	75,000 100,000	Nil Nil	75,000 300,000	$5.00 $5.25	June 3,2013 May 20, 2011	Nil	Nil	Nil	Nil
David Tousley	75,000	Nil	75,000	$5.00	June 3, 2013	Nil	Nil	Nil	Nil

Compensation of Directors

We reimburse our directors for expenses incurred in connection with attending board meetings. We have not paid any director's fees or other cash compensation for services rendered as a director since our inception to September 30, 2008.

On June 3, 2008, we approved a compensation package for company directors, under our 2007 Stock Option Plan, to issue 150,000 stock options to each director, exercisable into shares of common stock at an exercise price of US $5.00 per share until June 3, 2013. The options will vest in 50% increments with the first 50% vesting immediately and the second 50% vesting on June 3, 2009. We issued a total of 450,000 options to three of our directors.

We have not adopted any other equity compensation plan other than our 2007 Stock Option Plan. The following issuances of common stock, stock options, or other equity securities were awarded to our directors during the year ended September 30, 2008:

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation ($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Harvey Lalach	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Panos Kontzalis	$167,000	$340,600	Nil	Nil	Nil	$32,000	$539,600
George Kalkanis	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Angela Vernadaki	$43,080	Nil	Nil	Nil	Nil	Nil	$43,080
Alison Ayers (1)	Nil	Nil	$264,694	Nil	Nil	Nil	$264,694
Cameron Durrant (2)	Nil	Nil	$256,954	Nil	Nil	Nil	$256,954
David Tousley (3)	Nil	Nil	$264,694	Nil	Nil	Nil	$264,694

(1) Alison Ayers was granted options having a fair value of $378,675 of which $264,694 was expensed as stock-based compensation during the year. See Note 8 of the financial statements for the disclosure of the assumptions used in calculating the fair value of the options awarded.

(2) Cameron Durrant was granted options having a fair value of $269,910 during the year ended September 30, 2008 of which $256,954 was expensed as stock-based compensation during the year. See Note 8 of the financial statements for the disclosure of the assumptions used in calculating the fair value of the options awarded.
(3) David Tousley was granted options having a fair value of $378,675 of which $264,694 was expensed as stock-based compensation during the year. See Note 8 of the financial statements for the disclosure of the assumptions used in calculating the fair value of the options awarded.

During the fiscal year ended September 30, 2008, there were no standard or other arrangements pursuant to which any of our directors were compensated for services provided in their capacity as directors.

We currently have no formal plan for compensating our directors for their services in their capacity as directors, although we may elect to issue additional stock options to such persons in the future. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of our board of directors. Our board of directors may award special remuneration to any director undertaking any special services on our behalf other than services ordinarily required of a director.

Long-Term Incentive Plans

There are no arrangements or plans in which we provide pension, retirement or similar benefits for directors or executive officers, except that our directors and executive officers may receive stock options at the discretion of our board of directors. We do not have any material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our directors or executive officers, except that stock options may be granted at the discretion of our board of directors.

We have no plans or arrangements in respect of remuneration received or that may be received by our executive officers to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds $60,000 per executive officer.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

Security ownership of certain beneficial owners

In the following tables, we have determined the number and percentage of shares beneficially owned in accordance with Rule 13d-3 of the Exchange Act based on information provided to us by our controlling shareholder, executive officers and directors, and this information does not necessarily indicate beneficial ownership for any other purpose. In determining the number of shares of our common stock beneficially owned by a person and the percentage ownership of that person, we include any shares as to which the person has sole or shared voting power or investment power, as well as any shares subject to warrants or options held by that person that are currently exercisable or exercisable within 60 days.

(1) Title of class	(2) Name and address of beneficial owner	(3) Amount and nature of beneficial ownership	(4) Percent of class [1]
Common Stock	Cede & Co. [2] PO Box 20 Bowling Green Station New York, NY 10004	3,365,200 Direct	16.84%
Common Stock	Athanasios Skarpelos 14 Rue Kleberg Geneva, Switzerland CH 1201	7,475,000 Direct	37.45%
Common Stock	Athanasios Skarpelos 14 Rue Kleberg Geneva, Switzerland CH 1201	92,500 Direct	0.46%

[1] Percentage of ownership is based on 19,982,420 common shares issued and outstanding as of January 8, 2009. Except as otherwise indicated, we believe that the beneficial owners of the common stock listed above, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable. Beneficial ownership is determined in accordance with the rules of the SEC and

generally includes voting or investment power with respect to securities. Shares of common stock subject to options or warrants currently exercisable, or exercisable within 60 days, are deemed outstanding for purposes of computing the percentage ownership of the person holding such option or warrants, but are not deemed outstanding for purposes of computing the percentage ownership of any other person.

[2] Cede & Co is the nominee name for The Depository Trust Company, and we have no information on the beneficial owners of our common stock.

Security ownership of management

(1) Title of class	(2) Name and address of beneficial owner	(3) Amount and nature of beneficial ownership		(4) Percent of class [1]
Common Stock	**Harvey Lalach** 4837 Canyon Ridge Crescent Kelowna, BC	675,000 [2]	Direct	3.37%
Common Stock	**Alexandre Vamvakides** 3, Cite De L'alma Paris, France	Nil		Nil
Common Stock	**George Kalkanis** 20 Rfklodou Street Athens, Greece 10442	1,060,000 [3]	Direct	5.30%
Common Stock	**Cameron Durrant** #90 Fairmount Road West Califon, NJ 07830-3330	200,000 [4]	Direct	1.00%
Common Stock	**Alison Ayers** 27 O'Connor Circle West Orange, NJ 07052	75,000 [5]	Direct	0.38%
Common Stock	**David Tousley** 14610 Pawnee Lane Leawood, KS 66224	75,000 [6]	Direct	0.38%
	TOTAL	**2,085,000**		10.43%

[1] Percentage of ownership is based on 19,982,420 common shares issued and outstanding as of January 8, 2009. Except as otherwise indicated, we believe that the beneficial owners of the common stock listed above, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock subject to options or warrants currently exercisable, or exercisable within 60 days, are deemed outstanding for purposes of computing the percentage ownership of the person holding such option or warrants, but are not deemed outstanding for purposes of computing the percentage ownership of any other person.
[2] Includes 600,000 shares of common stock and 75,000 stock options exercisable within 60 days.
[3] Includes 910,000 shares of common stock and 150,000 stock options exercisable within 60 days.
[4] Includes 50,000 shares of common stock and 150,000 stock options exercisable within 60 days.
[5] Includes 75,000 stock options exercisable within 60 days.
[6] Includes 75,000 stock options exercisable within 60 days.

Changes in Control

We are unaware of any contract or other arrangement the operation of which may at a subsequent date result in a change of control of our company.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Transactions with related persons

None of the following parties has, since our date of incorporation, had any material interest, direct or indirect, in any transaction with us or in any presently proposed transaction that has or will materially affect us, other than as noted in this section:

(i) Any of our directors or officers;

(ii) Any person proposed as a nominee for election as a director;

(iii) Any person who beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to our outstanding shares of common stock;

(iv) Any of our promoters; and

(v) Any member of the immediate family (including spouse, parents, children, siblings and in- laws) of any of the foregoing persons.

Employment Contracts

Other than as described below, we are not party to any employment contracts with our directors and officers:

1. We have a Consulting Agreement dated February 1, 2007 with Harvey Lalach, our current President, CFO and Secretary to provide management services to our company for consideration of $7,000 per month. The contract has a two year term with can be extended for an additional two year term. During the year ended September 30, 2008, we agreed to increase the compensation of Mr. Lalach to $12,500 per month.

2. We have a Consulting Agreement with Cameron Durrant, our current Board of Directors Chairman to provide certain management and consulting services. Consideration for his services includes:

    (a) the issuance of 200,000 shares of common stock to be paid installments of 25,000 shares every quarter;

    (b) the issuance of 400,000 stock options exercisable at US $5.25 per share for a period of three years, subject to vesting provisions;

    (c) a payment of a finders fee for any financing our company receives in the amount of 4% on the first $100,000,000 and 2% on the balance.

    The contract has a two year term dated May 20, 2008 and expiring May 20, 2010.

3. We have a Collaboration Agreement with our Chief Scientific Officer, Alexandre Vamvakides dated February 1, 2007 to provide the services of a Chief Scientific Officer and to acquire property for the development of a new drug compound including three patents and one patent application. Pursuant to the agreement, the Company agreed to the following:

    (a) invest a minimum of $200,000 every fiscal year into scientific research;

    (b) hire the Chief Scientific Officer as a consultant to carry out our company's Research and Development program at $6,000 per month;

    (c) pay to the director 6% of the net income earned from the exploitation of the patent and patent application; and

(d) disburse a one-time payment to the director an amount of $72,000 before December 31, 2007 as consideration for the transfer of the patents and the patent application, which has been paid.

The agreement is in force until terminated by either Mr. Vamvakides or our company. During the year ended September 30, 2008, we agreed to increase the compensation of Mr. Vamvakides to 7,000 Euros per month.

Pension, Retirement or Similar Benefit Plans

There are no arrangements or plans in which we provide pension, retirement or similar benefits for directors or executive officers. We have no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our directors or executive officers, except that stock options may be granted at the discretion of the Board of Directors or a committee thereof.

We have no plans or arrangements in respect of remuneration received or that may be received by our executive officers to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds $60,000 per executive officer.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES.

Audit Fees

The following table sets forth the fees billed to the Company for professional services rendered by the Company's independent registered public accounting firm, for the years ended September 30, 2008 and September 30, 2007:

Fees		2008		2007
Amisano Hanson				
Audit fees	$	58,511	$	12,495
Audit Related Fees	$	Nil	$	Nil
Tax fees	$	Nil	$	Nil
All other fees	$	Nil	$	Nil
BDO Dunwoody LLP				
Audit fees	$	Nil	$	Nil
Audit Related Fees	$	Nil	$	Nil
Tax fees	$	Nil	$	Nil
All other fees	$	Nil	$	Nil
Total Fees	**$**	**58,511**	**$**	**13,495**

Audit Fees. Consist of fees billed for professional services rendered for the audits of our financial statements, reviews of our interim consolidated financial statements included in quarterly reports, services performed in connection with filings with the Securities and Exchange Commission and related comfort letters and other services that are normally provided by Amisano Hanson, Chartered Accountants for the fiscal years ended September 30, 2008 and September 30, 2007 and BDO Dunwoody LLP for the fiscal year ended September 30, 2008, in connection with statutory and regulatory filings or engagements.

Tax Fees. Consist of fees billed for professional services for tax compliance, tax advice and tax planning. These services include assistance regarding federal, state and local tax compliance and consultation in connection with various transactions and acquisitions.

Policy on Pre-Approval by Audit Committee of Services Performed by Independent Auditors

We do not use Amisano Hanson or BDO, for financial information system design and implementation. These services, which include designing or implementing a system that aggregates source data underlying the financial statements or generates information that is significant to our financial statements, are provided internally or by other service providers. We do not engage Amisano Hanson or BDO to provide compliance outsourcing services.

Effective May 6, 2003, the Securities and Exchange Commission adopted rules that require that before Amisano Hanson is engaged by us to render any auditing or permitted non-audit related service, the engagement be:

- approved by our audit committee (the functions of which are performed by our entire board of directors); or
- entered into pursuant to pre-approval policies and procedures established by the board of directors, provided the policies and procedures are detailed as to the particular service, the board of directors is informed of each service, and such policies and procedures do not include delegation of the board of directors' responsibilities to management.

Our entire board of directors pre-approves all services provided by our independent auditors. All of the above services and fees were reviewed and approved by our sole director either before or after the respective services were rendered.

Our board of directors have considered the nature and amount of fees billed by Amisano Hanson and BDO and believe that the provision of services for activities unrelated to the audit is compatible with maintaining Amisano Hanson and BDO's independence.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES.

Exhibits required by Item 601 of Regulation S-K:

Exhibit Number	Description
(3)	**(i) Articles of Incorporation; and (ii) Bylaws**
3.1	Articles of Incorporation (attached as an exhibit to our Registration Statement on Form SB-2, filed on January 13, 2005).
3.2	Bylaws (attached as an exhibit to our Registration Statement on Form SB-2, filed on January 13, 2005).
3.3	Articles of Merger filed with the Secretary of State of Nevada on January 10, 2007 and which is effective January 25, 2007 (attached as an exhibit to our Current Report on Form 8-K, filed on January 25, 2007).
(4)	**Instruments defining rights of security holders, including indentures**
4.1	Specimen Stock Certificate (attached as an exhibit to our Registration Statement on Form SB-2, filed on January 13, 2005).
4.2	2007 Stock Option Plan (attached as an exhibit to our Current Report on Form 8-K, filed September 28, 2007).
(10)	**Material Contracts**
10.1	Agreement between Anavex Life Sciences Corp. and Dr. Alexandre Vamvakides, dated January 31, 2007 (attached as an exhibit to our Current Report on Form 8-K, filed February 7, 2007).
10.2	Abstract of Disclosure of Greek Patent Number 1002616 (attached as an exhibit to our Current Report on Form 8-K, filed February 7, 2007).
10.3	Abstract of Disclosure of Greek Patent Number 1004208 (attached as an exhibit to our Current Report on Form 8-K, filed February 7, 2007).
10.4	Abstract of Disclosure of Greek Patent Number 1004868 (attached as an exhibit to our Current Report on Form 8-K, filed February 7, 2007).
10.5	Written description of Greek Patent Application Number 20070100020 (attached as an exhibit to our Current Report on Form 8-K, filed February 7, 2007).
10.6	Form of Stock Option Agreement (attached as an exhibit to our Current Report on Form 8-K, filed February 22, 2007).
10.7	Shares for Services and Subscription Agreement dated September 11, 2007 between our company and

	Eurogenet Labs S.A. (attached as an exhibit to our Current Report on Form 8-K, filed September 27, 2007).

Exhibit Number	Description
10.8	Consulting Agreement with Cameron Durrant dated May 20, 2008 (attached as an exhibit to our Form 10-QSB, filed on August 18, 2008
(14)	**Code of Ethics**
14.1	Code of Conduct (attached as an exhibit to our Current Report on Form 8-K, filed September 28, 2007).
(16)	**Letter re Change in Certifying Accountant**
16.1	Letter from Amisano Hanson regarding change in certifying accountant. (attached as an exhibit to our Current Report on Form 8-K, filed March 4, 2008)
(31)	**Rule 13a-14(a)/15d-14(a) Certifications**
31.1*	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
(32)	**Section 1350 Certifications**
32.1*	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Filed herewith.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANAVEX LIFE SCIENCES CORP.
By:

/s/ Harvey Lalach
Harvey Lalach
President, Chief Financial Officer, Secretary and Director
(Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)

Dated: January 13, 2009

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ Harvey Lalach
Harvey Lalach
President, Chief Financial Officer, Secretary and Director
(Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)

Dated: January 13, 2009

/s/ Alison Ayers
Alison Ayers
Director

Dated: January 13, 2009

/s/ Cameron Durrant
Cameron Durrant
Director

Dated: January 13, 2009

/s/ Cameron Durrant
David Tousley
Director

Dated: January 13, 2009

END